Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

PACER INTERNATIONAL, INC.,

XPO LOGISTICS, INC.

and

ACQUISITION SUB, INC.

Dated as of January 5, 2014

i

ARTICLE V Conditions

5.1	Conditions to Each Party’s Obligation to Effect the Merger.	56
5.2	Conditions to Obligations of Parent and Merger Sub.	56
5.3	Conditions to Obligation of the Company.	57

ARTICLE VI Termination

6.1	Termination by Mutual Consent.	58
6.2	Termination by Either Parent or the Company.	58
6.3	Termination by the Company.	59
6.4	Termination by Parent.	59
6.5	Effect of Termination and Abandonment.	60

ARTICLE VII Miscellaneous

7.1	Survival.	62
7.2	Modification or Amendment.	62
7.3	Waiver of Conditions.	62
7.4	Counterparts.	62
7.5	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL	63
7.6	Specific Performance.	64
7.7	Notices.	65
7.8	Entire Agreement.	66
7.9	No Third Party Beneficiaries.	67
7.10	Obligations of Parent and of the Company.	67
7.11	Transfer Taxes.	67
7.12	Definitions.	67
7.13	Severability.	67
7.14	Interpretation; Construction.	68
7.15	Assignment.	68

Annex A: Defined Terms		A-1

ii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 5, 2014, by and among Pacer International, Inc., a Tennessee corporation (the “Company”), XPO Logistics, Inc., a Delaware corporation (“Parent”), and Acquisition Sub, Inc., a Tennessee corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that this Agreement is in the best interests of the Company and its shareholders, and has adopted and approved this Agreement with Parent and Merger Sub providing for the merger of Merger Sub with and into the Company in accordance with the Tennessee Business Corporation Act (the “TBCA”), upon the terms and subject to the conditions set forth in this Agreement (the “Merger”), and (ii) resolved to recommend approval of this Agreement by the shareholders of the Company;

WHEREAS, the respective boards of directors of Parent and Merger Sub have each adopted, approved and declared it advisable to enter into this Agreement providing for the Merger in accordance with the Delaware General Corporation Law and the TBCA, upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of the representations, warranties, covenants and agreements contained in this Agreement, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto agree as follows:

ARTICLE I

The Merger

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time and in accordance with the TBCA, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company under the laws of the State of Tennessee, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as otherwise set forth in this Article I.

1.2 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Winston & Strawn LLP, 200 Park Avenue, New York, New York, at 9:00 a.m. (Eastern Time) on the third business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement; provided that, the Closing shall not occur during the period from and including April 1, 2014 through and including April 30, 2014 (the “Marketing Period”) without the prior written consent of Parent if (and only if) Parent delivers a written notification to the Company, at any time between March 22, 2014 and including March 31, 2014, certifying that (A) Parent intends to obtain Financing pursuant to the Financing Commitment (or alternative debt financing pursuant to alternative debt financing commitment letters that (1) do not include additional or different conditions to closing (as compared to the Financing Commitment) that would reasonably be expected to prevent, impede or delay the funding of the Financing or the consummation of the Transactions beyond the date the parties hereto are obligated to close pursuant to this Section 1.2 (giving effect to this proviso) and (2) provide for a syndication period as a requirement to such alternative financing); and (B) assuming the accuracy of the representations set forth in Section 3.1 and compliance by the Company with its agreements under this Agreement, Parent has no reason to believe that any of the conditions to the Financing or such alternative debt financing, as the case may be, will not be satisfied on or prior to the date on which the parties hereto are obligated to close pursuant to this Section 1.2 (giving effect to this proviso) (it being understood that, if all of the conditions set forth in Article V shall have been satisfied or waived during the Marketing Period (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), and such conditions remain satisfied or waived on May 1, 2014 then the Closing shall occur on May 1, 2014 unless Parent agrees for the Closing to occur earlier). Nothing herein shall prohibit Parent from seeking to replace all or a portion of the Financing or such alternative debt financing with proceeds from an equity financing consummated during the Marketing Period. For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to remain closed in the City of New York.

1.3 Effective Time. As soon as practicable following the Closing, the Company and Parent will cause the articles of merger (the “Tennessee Articles of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Tennessee as provided in Section 48-21-107 of the TBCA. The Merger shall become effective on the effective date of the Tennessee Articles of Merger (the “Effective Time”).

1.4 Effects of the Merger. The Merger shall have the effects provided for in this Agreement, the Tennessee Articles of Merger and the applicable provisions of the TBCA.

1.5 Charter and Bylaws of the Surviving Corporation. The charter of the Company (the “Charter”) shall be amended as a result of the Merger to be in a form determined by Parent and reasonably acceptable to the Company and, as so amended, shall be the charter of the Surviving Corporation, until duly amended as provided therein or by applicable Laws. The bylaws of the Company (the “Bylaws”) in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter amended as provided therein or by applicable Laws.

1.6 Officers and Directors of the Surviving Corporation. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws. Subject to applicable Law, the directors of Merger Sub shall be the directors of the Surviving Corporation at the Effective Time until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE II

Effect of the Merger on Capital Stock

2.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub or the Company or the holders of any capital stock of the Company:

(a) Merger Consideration. Each share of the common stock, par value $0.01 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent and not, in each case, held on behalf of third parties and (ii) Shares owned by any direct or indirect wholly owned subsidiary of the Company and not, in each case, held on behalf of third parties (each, an “Excluded Share” and collectively, “Excluded Shares”)) shall be converted into the right to receive the following consideration upon the surrender of a certificate formerly representing Shares (a “Certificate”) or non-certificated Shares held in book-entry position formerly representing Shares (the “Book-Entry Shares”): (x) $6.00 in cash, without interest (the “Per Share Cash Consideration”) and (y) a fraction of a share of common stock, par value $0.001 per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio (the “Per Share Stock Consideration”). For purposes of this Agreement, “Per Share Merger Consideration” with respect to a given Share shall mean the Per Share Cash Consideration and the Per Share Stock Consideration. At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, each Certificate or Book-Entry Share, as the case may be, formerly representing any of the Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest.

(i)	Certain Definitions.

(A) “Exchange Ratio” means a fraction, the numerator of which equals $3.00 and the denominator of which equals (i) $23.12 if the Parent Stock Price is less than or equal to $23.12, (ii) the Parent Stock Price, if the Parent Stock Price is greater than $23.12 and less than $32.94 and (iii) $32.94 if the Parent Stock Price is greater than or equal to $32.94, and in each case rounding the result to the nearest 1/10,000.

(B) “Parent Stock Price” means the arithmetic average VWAP of Parent Common Stock for the ten (10) Trading Days immediately prior to the Closing Date, starting with the opening of trading on the first such Trading Day to the closing of the last Trading Day prior to the Closing Date.

(C) “Trading Day” means any day on which the New York Stock Exchange is open for trading; provided that, a “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time).

(D) “VWAP” means, for any Trading Day, the arithmetic average of the volume-weighted average price per share of Parent Common Stock as displayed in the “VWAP” field on Bloomberg (or any successor service) page XPO <Equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time on such Trading Day; or, if such price is not available, the market value per share of Parent Common Stock on such Trading Day as determined by a nationally recognized independent investment banking firm retained by Parent and approved in advance by the Company (such approval not to be unreasonably withheld or delayed) for such purpose.

(b) Cancellation and Conversion of Excluded Shares.

(i)	Each Excluded Share referred to in Section 2.1(a) (other than any such Excluded Shares converted into shares of common stock of the Surviving Corporation pursuant to Section 2.1(b)(ii)) and each Share, if any, owned directly by the Company shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(ii)	Each Share held by any direct or indirect Subsidiary of the Company, any direct or indirect Subsidiary of Parent (other than Merger Sub) or any direct or indirect Subsidiary of Merger Sub immediately prior to the Effective Time shall be converted into such number of shares of common stock, par value $0.01 per share, of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(c) Merger Sub. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) Dissenters’ Rights. Dissenters’ rights under Chapter 23 of the TBCA are not available to the holders of the Shares in connection with the Merger.

2.2 Exchange of Certificates.

(a) Exchange Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed to act as an exchange agent hereunder and approved in advance by the Company (such approval not to be unreasonably withheld or delayed) (and pursuant to an agreement in form and substance reasonably acceptable to Parent and the Company) (the “Exchange Agent”), in trust in a separate account for the benefit of holders of Shares, (i) a cash amount in immediately available funds necessary for the Exchange Agent to make the aggregate Per Share Cash Consideration under Section 2.1(a) and (ii) uncertificated book-entry shares representing an aggregate number of registered shares of Parent Common Stock to which holders of Shares shall be entitled at the Effective Time pursuant to Section 2.1(a) (such cash and Parent Common Stock deposited with the Exchange Agent being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest the cash portion of the Exchange Fund as directed by Parent, provided that such investments shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.1(a) shall be promptly returned to the Surviving Corporation. To the extent that there are losses with respect to any such investments or the Exchange Fund diminishes for any reason below the level required to make prompt cash payment under Section 2.1(a), Parent shall, or shall cause the Surviving Corporation to promptly replace, restore or increase the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such payments under Section 2.1(a).

(b) Exchange Procedures.

(i) Promptly after the Effective Time (and in any event within three (3) business days), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record, as of immediately prior to the Effective Time, of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(f)) to the Exchange Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares in exchange for the Per Share Merger Consideration.

(ii) Upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares to the Exchange Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor (A) a cash amount in immediately available funds equal to (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares multiplied by (y) the Per Share Cash Consideration plus cash payable in lieu of fractional shares of Parent Common Stock pursuant to Section 2.5 and (B) and a whole number of shares of Parent Common Stock (which shall be in uncertificated book-entry form) equal to (1) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares multiplied by (2) the Exchange Ratio with any resulting fractional share paid as cash in lieu thereof pursuant to Section 2.5, and such Certificate or Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares, as applicable. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registrations of transfer on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of the Company for one (1) year after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Corporation for payment of the Per Share Merger Consideration upon due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount required to be delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature. For purposes of this Agreement, the term “Governmental Entity” shall mean any United States or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity.

(e) Tax Withholding. Notwithstanding any provision in this Agreement to the contrary, Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement, such amounts as are required to be withheld or deducted under the Code, the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

(f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of the Shares represented by such Certificate as contemplated by this Article II.

2.3 Treatment of Stock Plans.

(a) Options. At the Effective Time, each outstanding option to purchase Shares (a “Company Option”) under the Stock Plans, vested or unvested, shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) business days after the Effective Time), an amount in cash equal to (x) the total number of Shares subject to such Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of (i) the sum of (A) the Per Share Cash Consideration plus (B) an amount in cash equal to the product of (I) the Parent Stock Price multiplied by (II) the Per Share Stock Consideration, in each case, determined in accordance with Section 2.1(a) of this Agreement (the “Option Cash Amount”), over (ii) the exercise price per Share under such Company Option, less applicable Taxes required to be withheld with respect to such payment. To the extent the exercise price of a Company Option is greater than or equal to the Option Cash Amount, such Company Option shall be cancelled for no consideration.

(b) Restricted Shares. At the Effective Time, each outstanding Share subject to vesting, repurchase or other lapse restrictions (a “Restricted Share”) and each outstanding restricted stock unit (a “Restricted Stock Unit”), in each case, granted under the Stock Plans, shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) business days after the Effective Time), the Per Share Merger Consideration with respect to each such outstanding Restricted Share and each such outstanding Restricted Stock Unit, determined in accordance with Section 2.1(a) of this Agreement, less applicable Taxes required to be withheld with respect to such payment; provided, that the applicable Taxes required to be withheld shall be withheld from the aggregate Per Share Cash Consideration payable in respect of each holder’s Restricted Shares or Restricted Stock Units.

(c) Performance Stock Units. At the Effective Time, each performance stock unit (a “Performance Stock Unit”) under the Stock Plans, to the extent unvested, shall vest as follows: (i) for completed performance periods, the portion of the Performance Stock Unit eligible for vesting based on achievement of the applicable performance targets set forth in the applicable award agreement for such completed performance periods shall vest and (ii) for performance periods that have not been completed as of the Effective Time, the Performance Stock Units for such incomplete performance period shall vest as if the target level of performance had been achieved as of the Effective Time (Performance Stock Units that vest as a result of (i) and (ii) herein, the “Vested PSUs”). Vested PSUs shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) business days after the Effective Time) the Per Share Merger Consideration with respect to each such Vested PSU, determined in accordance with Section 2.1(a) of this

Agreement, less applicable Taxes required to be withheld with respect to such payment; provided, that the applicable Taxes required to be withheld shall be withheld from the aggregate Per Share Cash Consideration payable in respect of each holder’s Performance Stock Units.

(d) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt resolutions and provide any notices required to holders of Company Options, Restricted Shares, Restricted Stock Units or Performance Stock Units (as applicable) to implement the provisions of Sections 2.3(a), 2.3(b) and 2.3(c).

2.4 Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for Shares or shares of Parent Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, the Per Share Merger Consideration and payments pursuant to Section 2.3 shall be equitably adjusted; provided that nothing in this Section 2.4 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.5 Fractional Shares. No fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or with respect to Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Shares converted by virtue of the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock, shall receive, in lieu of such fraction of a share of Parent Common Stock, from the Exchange Agent in accordance with the provisions of this Section 2.5, a cash payment representing such owner’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of Parent Common Stock equal to the excess of (i) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.1(a) over (ii) the aggregate number of whole shares of Parent Common Stock to be issued to the holders of Shares pursuant to Section 2.2(b).

2.6 Distributions with Respect to Unexchanged Shares.

(a) Certificates. All Parent Common Stock to be issued under Section 2.1(a) shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of Parent Common Stock shall be paid to any holder of an unsurrendered Certificate until such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(f)) is surrendered for exchange in accordance with this Article II. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(f)), there shall be issued and/or paid to the holder of the Certificates representing whole shares of Parent Common Stock issued in exchange thereof, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to the time of such payment and delivery by the Exchange Agent under Section 2.2(b)(ii) payable with respect to Parent Common Stock.

(b) Book-Entry Shares. Holders of Book-Entry Shares who are entitled to receive Parent Common Stock under Section 2.1(a) shall be issued and/or paid (i) at the time of payment and delivery of such Parent Common Stock by the Exchange Agent under Section 2.2(b)(ii), the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to the date of surrender.

ARTICLE III

Representations and Warranties

3.1 Representations and Warranties of the Company. Except as set forth (i) in the Company Reports filed with the SEC prior to the date of this Agreement, to the extent that it is reasonably apparent that a disclosure therein is applicable to any particular representation or warranty set forth in this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” section in such Company Reports) or (ii) in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Tennessee and has all requisite corporate authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing as a foreign corporation or similar entity or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Change. Each Company Subsidiary is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Change. The Company has made available to Parent complete and correct copies of the Company’s and its Significant Subsidiaries’ charters and bylaws or comparable governing documents, each as amended to and in effect on the date of this Agreement. As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, (ii) “Significant Subsidiary” is as defined in Rule 1.02(w) of Regulation S-X promulgated pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (iii) “Company Material Adverse Change” means any event, change, effect, development, circumstance, condition or occurrence (each, a “Change”) that, when considered individually or in the aggregate with all other Changes, is or would reasonably be expected to be materially adverse to (x) the ability of the Company to timely perform its obligations under, and consummate the transactions contemplated by, this Agreement (together with the Merger, the “Transactions”) or (y) the business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole; provided that no change or development resulting from the following shall constitute or be taken into account in determining whether there has been a Company Material Adverse Change under clause (y):

(A) changes, developments, effects or events in economic conditions generally in the United States or other countries in which the Company or any of its Subsidiaries conduct operations, including (1) any changes generally affecting the securities, credit or financial markets, (2) any changes in interest or exchange rates or (3) effect of any potential or actual government shutdown, except to the extent such changes, developments, effects or events have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(B) changes, developments, effects or events in or affecting the industry or industries in which the Company or any of its Subsidiaries operate (including such changes, developments, effects or events resulting from general economic conditions), except to the extent that such changes, developments, effects or events have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(C) the announcement of this Agreement and the Transactions, including changes, developments, effects or events as a result of the identification of Parent or any of its Affiliates as the acquirer of the Company;

(D) changes, developments, effects or events arising out of acts of terrorism or sabotage, civil disturbances or unrest, war (whether or not declared), the commencement, continuation or escalation of a war or military action, acts of hostility, weather conditions or other acts of God (including storms, earthquakes, floods or other natural disasters), including any material worsening of such conditions threatened or existing on the date of this Agreement, except to the extent that such changes, developments, effects or events have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(E) changes, developments, effects or events after the date hereof in applicable Laws or the definitive interpretations thereof, except to the extent such changes, developments, effects or events have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(F) changes, developments, effects or events after the date hereof in United States generally accepted accounting principles (“GAAP”) or any foreign equivalents thereof or the interpretations thereof, except to the extent that such changes, developments, effects or events have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(G) any action or omission taken at the written request of Parent or its Affiliates;

(H) any failure by the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, development, effect or event underlying such failure has resulted in, or contributed to, a Company Material Adverse Change; and

(I) a decline in the price or trading volume of the Company’s common stock; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, development, effect or event underlying such decline has resulted in, or contributed to, a Company Material Adverse Change.

As used in this Agreement, “Affiliate” means with respect to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 150,000,000 Shares, of which 35,388,493 Shares were outstanding as of the close of business on January 3, 2014, and 50,000,000 shares of preferred stock, par value $0.01 per share, none of which were outstanding as of the date hereof. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of January 3, 2014, other than 143,000 Shares reserved for issuance under the Company’s 2002 Stock Option Plan (the “2002 Plan”), 942,307 Shares reserved for issuance under the Company’s 2006 Long-Term Incentive Plan “(the “2006 Plan”) and 2,393,115 Shares reserved for issuance under the Company’s 2012 Omnibus Incentive Plan (the “2012 Plan,” and together with the 2002 Plan and the 2006 Plan, the “Stock

Plans”), in each case, including pursuant to awards outstanding, the Company has no Shares reserved for issuance. Section 3.1(b) of the Company Disclosure Letter contains a correct and complete list of Company Options, Restricted Shares, Restricted Stock Units and Performance Stock Units as of the close of business on January 3, 2014 outstanding under the Stock Plans, including, where applicable, the holder, date of grant, term (in the case of Company Options), number of Shares and, where applicable, exercise price. Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by one or more wholly owned Subsidiaries of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (other than certain Permitted Tax Liens) (each, a “Lien”). “Permitted Tax Liens” are liens that relate to Taxes, assessments and governmental charges or levies imposed upon the Company that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company’s books and records. Except as set forth above, there are no (A) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Significant Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Significant Subsidiaries or (B) any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Significant Subsidiaries (the items referred to in clauses (A) and (B) of or with respect to any Person, collectively, “Rights”), and no such Rights are authorized, issued or outstanding.

(ii) Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. Section 3.1(b) of the Company Disclosure Letter lists each Subsidiary of the Company and its jurisdiction of organization, its authorized capital stock or share capital, and the number of issued and outstanding shares of capital stock or share capital and the record owner(s) thereof. Neither the Company nor any of its Subsidiaries owns beneficially or of record any shares of capital stock or other Rights in any other Person that is not a Subsidiary of the Company. The Company is not subject to any obligation or requirement to provide material funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary. Except as set forth above, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(iii) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Rights of the Company or any of its Subsidiaries.

(iv) None of the Company Options have been granted in contemplation of the Merger or the transactions contemplated in this Agreement.

(c) Corporate Authority; Approval and Fairness.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to approval of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose (the “Company Requisite Vote”), to perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles regardless of whether enforcement is considered in a proceeding in equity or at law (the “Bankruptcy and Equity Exception”).

(ii) The Company Board has (A) determined that the Merger is in the best interests of the Company and its shareholders, adopted, approved and declared advisable this Agreement and the Transactions and resolved, subject to Section 4.2(d), to recommend approval of this Agreement by the holders of Shares (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of Shares for their approval at a shareholders’ meeting duly called and held for such purpose and (C) received the opinion of each of its financial advisors to the effect that the consideration to be received by the holders of the Shares in the Merger is fair from a financial point of view, as of the date of such opinion, to such holders.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), any other applicable antitrust laws and any other antirust, competition or similar Laws of any foreign jurisdiction, (C) the filing with the U.S. Securities and Exchange Commission (“SEC”) of the preliminary proxy statement and the Proxy Statement and of a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Merger will be registered pursuant to the U.S. Securities Act of 1933, as amended (the “Securities Act”), and in which the Proxy Statement will be included as a prospectus (together with any amendments or supplements thereto, the “Form S-4”), and the declaration of effectiveness of the Form S-4, (D) under the rules of NASDAQ National Market (“NASDAQ”) and (E) pursuant to any applicable foreign or state securities or blue sky laws (collectively, clauses (A) through (E), the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, except those that the failure to make or obtain would not, (x) individually or in the aggregate, be reasonably likely to have a Company Material Adverse Change or (y) prevent, materially delay or materially impair the consummation of the Transactions.

(ii) Assuming compliance with the matters referenced in Section 3.1(d)(i), receipt of the Company Approvals and the receipt of the Company Requisite Vote, the execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Transactions will not constitute or result in (A) a breach or violation of, or a default under, the Charter or Bylaws of the Company or the comparable governing instruments of any of its Significant Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations pursuant to, any lease, license, contract, note, mortgage, indenture, agreement, arrangement or other instrument or obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries, or (C) a violation of, or conflict with, any Order or Laws to which the Company or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Change or prevent, materially delay or materially impair the consummation of the Transactions.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, (A) its annual report on Form 10-K for the fiscal years ended December 31, 2012 and 2011, (B) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 2012, (C) its proxy or information statements relating to meetings of, or actions taking without a meeting by, the shareholders of the Company held since December 31, 2012, and (D) all other forms, reports, schedules, and other statements required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2013 (the “Applicable Date”) (clauses (A) through (D) collectively, the “Company Reports”). As of its respective date, and, if amended, as of the date of the last such amendment, each Company Report complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”), and any rules and regulations promulgated thereunder applicable to the Company Report. As of its respective date, and, if amended, as of the date of the last such amendment, no Company Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments from any comment letters received by the Company from the SEC relating to reports, statements, schedules, registration statements or other filings made by the Company with the SEC. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2010 through the date of this Agreement relating to the Company Reports and all written responses of the Company thereto through the date of this Agreement, other than those letters publicly available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”).

(ii) Each of the consolidated financial statements included or incorporated by reference into the Company Reports (including the related notes and schedules) (the “Company Financial Statements”) (A) has been prepared from, and is in accordance with, the books and records of the Company and its consolidated Subsidiaries, (B) complies in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, (C) has been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes to the Company Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosure), and (D) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and its Subsidiaries as of the date and for the periods referred to in the Company Financial Statements.

(iii) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. No significant deficiency, material weakness or fraud that involves management or other employees was identified in management’s assessment of internal controls as of December 31, 2012. The Company maintains “disclosure controls and procedures” (as defined by Rule 13a-15 or 15d-15 under the Exchange Act). Such disclosure controls and procedures are effective to ensure that all information required to be disclosed by the Company is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC to allow timely decisions regarding required disclosure within the time periods specified in the SEC’s rules and forms, and the Exchange Act and the Securities Act. The Company has disclosed, based on its most recent evaluation of internal control over financial reporting, to the Company’s outside auditors and the Audit Committee of the Company Board all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, all of which information described in clauses (A) and (B) above has been disclosed by the Company to Parent prior to the date of this Agreement.

(iv) The principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company Reports, and the statements contained in such certifications were and are true and complete on the date such certifications were made and as of the date of this Agreement, respectively. For purposes of this Agreement,

“principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(f) Absence of Certain Changes. Since September 30, 2013 and ending on the date hereof, (i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of businesses consistent with past practice (other than actions taken by the Company contemplated by this Agreement and the Transactions), (ii) there has not been any Change that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Change, and (iii) there has not been any action taken or agreed to be taken by the Company that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of clauses (i), (ii), (iii), (vii), (x), (xii), (xiii) and (xiv) of Section 4.1(a).

(g) Litigation and Liabilities.

(i) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations, inquiries, examinations or other proceedings pending (each, an “Action”) or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Change. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Change. Neither the Company nor any of its Subsidiaries or any of their respective properties or assets is a party or subject to, or in default under, any material Order.

(ii) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations (A) set forth in the Company Financial Statements, (B) incurred in the ordinary course of business consistent with past practice since December 31, 2012, (C) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement or (D) that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Change.

(iii) The term “Knowledge,” when used in this Agreement (i) with respect to the Company, shall mean the actual knowledge, after reasonable inquiry, of those persons set forth in Section 3.1(g)(ii) of the Company Disclosure Letter and (ii) with respect to Parent shall mean the actual knowledge, after reasonable inquiry, of those persons set forth in Section 3.1(g)(iii) of the Parent Disclosure Letter.

(h) Employee Benefits.

(i) All material Benefit Plans are listed on Section 3.1(h)(i) of the Company Disclosure Letter and each such Benefit Plan that has received a favorable opinion letter from the Internal Revenue Service (the “IRS”) and each such Benefit Plan maintained outside of the United States primarily for the benefit of Company Employees or independent contractors working outside of the United States (a “Non-U.S. Benefit Plan”) has been separately identified. True and complete copies of, to the extent applicable: (i) all Benefit Plans, (ii) the most recent annual report on Form 5500 with respect to all Benefit Plans, (iii) the most recent actuarial report with respect to all Benefit Plans, and (iv) the most recent summary plan description with respect to all Benefit Plans have been provided to Parent. “Benefit Plans” means all benefit and compensation plans, written Contracts, policies or arrangements covering individuals on, or formerly on, the payroll of the Company or its Subsidiaries (the “Company Employees”) (it being agreed that the term “Company Employees” does not include any individuals engaged or retained by the Company or its Subsidiaries as independent contractors) and current or former directors of the Company under which there is a continuing financial obligation of the Company, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and compensation, deferred compensation, pension, retirement, severance, tax gross-up, stock option, stock purchase, stock appreciation rights, stock-based, incentive and bonus plans, whether or not subject to ERISA, but excluding (i) any “multiemployer plans” within the meaning of Section 3(37) of ERISA (“Multiemployer Plans”) and (ii) any plans or programs that are mandated and administered by a Governmental Entity.

(ii) All Benefit Plans are in compliance in all material respects with their terms and with ERISA and the Internal Revenue Code of 1986, as amended (the “Code”) (to the extent applicable) and other applicable Laws. Each Benefit Plan which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received or may rely on a favorable determination or opinion letter from the IRS (and a true and correct copy of such letter or such application has been provided to Parent), and each trust forming a part thereof is exempt from federal income tax pursuant to Section 501(a) of the Code, and the Company is not aware of any circumstances reasonably likely to result in the loss of the qualification of such Pension Plan under Section 401(a) of the Code. Neither the Company nor any of its Subsidiaries or any fiduciary has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject any ERISA Plan or any related trust, the Company or any of its Subsidiaries, or any person that the Company or any of its Subsidiaries has an obligation to indemnify, to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

(iii) No Benefit Plan is (i) a Multiemployer Plan, (ii) a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA or (iii) subject to Sections 412 or 4971 of the Code, Section 302 of ERISA or Title IV of ERISA. Neither the Company nor any of its Subsidiaries has during the last six (6) years incurred, or is expected to incur, any obligation or liability under Subtitle C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). Neither the Company nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA. There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Surviving Corporation or any of its affiliates following the Closing. “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, or (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code and (v) under corresponding or similar provisions of foreign Laws or regulations.

(iv) As of the date hereof, there is no material pending or, to the Knowledge of the Company, threatened action or litigation relating to the Benefit Plans, other than routine claims for benefits. Each Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code materially complies and, at all times has materially complied, both in form and operation, with the requirements of, and has not resulted in the application of any penalty tax under, Section 409A of the Code and the final regulations and other applicable guidance thereunder.

(v) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (i) entitle any Company Employee, independent contractor, or any current or former officer or director of the Company or any of its Subsidiaries to any retirement, severance, unemployment compensation or any other payment or enhanced or accelerated benefit (including any lapse of repurchase rights or obligations with respect to any Stock Plans or other benefit under any compensation plan or arrangement of the Company), (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such Company Employee, independent contractor, officer or director, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Benefit Plan, Non-U.S. Benefit Plan or related trust, or (iii) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would (individually or in combination with any other such payment) constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). The execution of this Agreement (either alone or in conjunction with any other event) shall not result in the funding of any “rabbi” or similar trust pursuant to any Benefit Plan.

(vi) No Benefit Plan provides for the gross-up or reimbursement of Taxes under Sections 4999 or 409A of the Code.

(vii) No Benefit Plan provides welfare benefits, including without limitation, death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law.

(viii) Each Non-U.S. Benefit Plan that is required to be registered with a Governmental Authority has been registered (and where applicable accepted for registration) and has been maintained in all material respects in good standing with the applicable Governmental Entity, except in each case where failure to do so would not result in a material liability to the Company or any of its Subsidiaries.

(i) Compliance with Laws; Licenses.

(i) The businesses of each of the Company and its Subsidiaries have not been since January 1, 2010, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that, individually or in the aggregate, are not reasonably likely to be have a material adverse effect on the business of the Company and its Subsidiaries taken as a whole. Except with respect to regulatory matters covered by Section 4.5, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for those the outcome of which are not, individually or in the aggregate, reasonably likely to be have a material adverse effect on the business of the Company and its Subsidiaries taken as a whole. The Company and its Subsidiaries each has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, be reasonably likely to be have a material adverse effect on the business of the Company and its Subsidiaries taken as a whole.

(ii) Without limiting the other provisions of this Section 3.1(i), and except as would not have and would not be reasonably likely to, individually or in the aggregate, have a material adverse effect on the business of the Company and its Subsidiaries taken as a whole, the Company and its Subsidiaries are and, since January 1, 2010, have been, in compliance with the Foreign Corrupt Practices Act of 1977, as amended, and other federal, foreign, or state anti-corruption or anti-bribery Laws or requirements applicable to the Company or its Subsidiaries (the “Anti-Bribery Laws”). Since January 1, 2010, neither the Company nor any of its Subsidiaries has received any written communication, or to the Knowledge of the Company, oral communication, from any Governmental Entity or from any third Person that alleges that the Company, any of its Subsidiaries or any employee or agent thereof is in violation of any Anti-Bribery Laws.

(j) Takeover Statutes. Assuming that the representations and warranties of Parent and Merger Sub set forth in Section 3.2(k) are true and correct, no restrictions contained in any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the

Company’s Charter or Bylaws is applicable to the execution, delivery or performance of this Agreement or the consummation of the Merger.

(k) Environmental Matters.

(i) Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Change: (A) the Company and its Subsidiaries are in compliance with all applicable Environmental Law; (B) the Company and its Subsidiaries possess all permits and licenses required under applicable Environmental Law for the operation of their respective businesses as presently conducted; (C) there are no, and there have not been any, Hazardous Substances at any property currently or , to the Knowledge of the Company, formerly owned, operated, occupied or leased by the Company or its Subsidiaries, under circumstances that have resulted in or, to the Knowledge of the Company, are reasonably likely to result in liability to the Company or its Subsidiaries pursuant to contract or any Environmental Laws; (D) neither the Company nor any of its Subsidiaries has received any written claim, notice of violation or citation concerning any violation or alleged violation of any applicable Environmental Law during the past three (3) years; and (E) there are no writs, injunctions, decrees, orders or judgments outstanding, or any complaints, suits or proceedings pending or, to the Knowledge of the Company, threatened, concerning compliance by the Company or any of its Subsidiaries with any Environmental Law.

(ii) All material reports, assessments, data, results of investigations or audits, correspondence or other documentation regarding material environmental matters in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned, occupied, leased or operated by the Company or any of its Subsidiaries that are in the possession, custody or control of the Company have been delivered to or made available for review by Parent prior to the date hereof.

(iii) Notwithstanding any other representation or warranty in this Article III of this Agreement, the representations and warranties contained in this Section 3.1(k) constitute the sole representations and warranties of the Company relating to any Environmental Law.

As used in this Agreement, the term “Environmental Law” means any applicable law, regulation, code of any Governmental Entity (A) concerning the protection of the environment, (including air, water, soil and natural resources) or (B) the release or disposal of any Hazardous Substances, in each case as presently in effect.

As used in this Agreement, the term “Hazardous Substance” means any pollutant, contaminant, hazardous waste or hazardous substance in any form, including without limitation crude oil or petroleum or petroleum products, asbestos and asbestos-containing materials and any radioactive substance subject to regulation, or which can give rise to liability under any Environmental Law.

(l) Taxes.

(i) The Company and each of its Subsidiaries (A) has prepared in good faith and duly and timely filed or caused to be duly and timely filed (in each case taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them except where such failures to so prepare or file Tax Returns, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Change and all such filed Tax Returns are complete and accurate in all material respects, (B) has timely paid all Taxes that are required to be paid (after giving effect to any valid extensions of time in which to make such payment) by it and has timely withheld and remitted all Taxes that the Company or any of its Subsidiaries is required to withhold and remit from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith and except where such failure to so pay or withhold, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Change, and (C) have not waived any statute of limitations applicable to any material Tax Return or agreed to any extension of time with respect to any material amount of Tax assessment or deficiency.

(ii) There are not pending or threatened in writing any audits, examinations, investigations or other proceedings in respect of material Taxes or material Tax matters of the Company or any of its Subsidiaries. Each assessed deficiency resulting from any audit or examination relating to a material amount of Taxes by any Tax Authority has been timely paid or is being contested in good faith through appropriate proceedings and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any material amount of Taxes of the Company or any of its Subsidiaries. The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2012, 2011 and 2010.

(iii) Neither the Company nor any of its Subsidiaries (A) is a party to any material Tax-allocation, Tax-sharing, Tax-indemnity or similar agreement (other than credit agreements, leases, licenses and other similar agreements in each case (I) entered into in the ordinary course of business (II) not primarily relating to Taxes, and (III) containing solely customary Tax-allocation, Tax-sharing or Tax-indemnity provisions), or (B) has requested or is subject to any IRS private letter ruling or closing agreement (within the meaning of Section 7121 of the Code) or any comparable ruling from or agreement with any other Tax Authority.

(iv) There are no material Liens for unpaid Taxes on the assets of the Company or any of its Subsidiaries, except Permitted Tax Liens.

(v) Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is the Company) or (B) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract (other than contracts described in the parenthetical contained in Section 3.14(l)(iii)(A)) or otherwise.

(vi) During the three-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code.

(vii) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(viii) Except to the extent specifically and adequately reserved for, in accordance with GAAP, on the Company Financial Statements, neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) installment sale or open transaction disposition made on or prior to the Closing Date or (C) prepaid amount received on or prior to the Closing Date.

(ix) During the five-year period ending on the date of this Agreement, no claim has been made by a Tax Authority in writing in a jurisdiction where the Company or any of its Subsidiaries does not file tax returns that it is or may be subject to Taxation by the jurisdiction.

(x) The charges, accruals, and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Financial Statements filed with the SEC prior to the date hereof are adequate, in accordance with GAAP, to cover Taxes payable by the Company and its Subsidiaries with respect to periods ending on or prior to the date of such Company Financial Statements.

As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) shall mean all federal, state, local and foreign income, profits, franchise, gross receipts, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, and information returns) supplied or required to be supplied to a Tax Authority relating to Taxes, and any amendment thereto, and (C) the term “Tax Authority” means with respect to any Tax, the governmental authority responsible for the imposition of such Tax.

(m) Labor Matters.

(i) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union, labor organization or works council, no demand for recognition of any Company

Employees has been made by or on behalf of any labor union, labor organization or works council in the past two (2) years, no petition has been filed or proceeding been instituted by any Company Employee or group of Company Employees with any labor relations board or commission seeking recognition of a collective bargaining representative in the past two (2) years, to the Knowledge of the Company, no union organizing activities are ongoing with respect to any Company Employee, nor is the Company or any of its Subsidiaries the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the Knowledge of the Company, threatened, nor has there been since the Applicable Date, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.

(ii) The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws in respect of employment, employment practices, labor, terms and conditions of employment and wages and hours of the Company Employees.

(iii) With respect to Company Employees and independent contractors, the Company and its Subsidiaries have not received (A) written notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Entity against them, (B) written notice of any employee or labor complaints, grievances or arbitrations in each case, against or with respect to them, (C) written notice of any charge or complaint against or with respect to them pending before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices, (D) written notice of the intent of any Governmental Entity responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation against or with respect to them or notice that such investigation is in progress, or (E) written notice of any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of such individuals (including, for purposes of this Section 3.1(m)(iii)(E), any applicant for employment or classes of Company Employees or independent contractors) alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(n) Intellectual Property.

(i) Except as would not be reasonably likely to have a Company Material Adverse Change, the Company and each of its Subsidiaries owns or has the right to use all Intellectual Property necessary for the conduct of the business of the Company and its Subsidiaries as conducted as of the date hereof (the “Material Intellectual Property”). Except as would not be reasonably likely to have a Company Material Adverse Change, (A) no written claim of invalidity or conflicting ownership rights with respect to any Material Intellectual Property has been made by a third party and no such Material Intellectual Property is the subject of any pending or, to the Company’s Knowledge, threatened action, suit, claim, investigation or other proceeding; (B) no person or entity has given written notice to the Company or any of its Subsidiaries that the use of any Material Intellectual Property by the Company, any of its Subsidiaries or any licensee is infringing any patent, trademark, copyright or design right, or that the Company or any of its Subsidiaries has misappropriated any trade secret; (C) to the Knowledge of the Company, the use of the Material Intellectual Property by the Company and its Subsidiaries does not infringe any intellectual property right of any third party, and does not involve the misappropriation of any trade secrets of any third party; and (D) to the Knowledge of the Company, no other Person has violated, misappropriated, diluted or infringed any rights under any Material Intellectual Property owned by, and that are material to, any of the businesses of the Company or any of its Subsidiaries.

(ii) Notwithstanding any other representation or warranty in this Article III of this Agreement, the representations and warranties contained in this Section 3.1(n) constitute the sole representations and warranties of the Company relating to any Intellectual Property.

As used in this Agreement, “Intellectual Property” means all (A) trademarks, service marks, certification marks, Internet domain names, logos, trade dress, trade names and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals thereof; (B) inventions and all patents, and applications therefor, including divisions, continuations, continuations-in-part, and all renewals, extensions, reexaminations and reissues thereof; (C) trade secrets; and (D) published and unpublished works of authorship, copyrights therein and thereto, and registrations and applications therefor, and all renewals and extensions thereof.

(o) Insurance. All material fire and casualty, general liability, motor carrier liability, business interruption, sprinkler and water damage insurance policies and other material insurance policies (including information on the premiums payable in connection therewith and the scope and amount of the coverage and deductibles provided thereunder) maintained by the Company or any of its Subsidiaries (A) are in full force and effect and all premiums due with respect thereto have been paid; (B) have been made available by the Company to Parent prior to the date of this Agreement; (C) have been issued by insurers that are reputable and financially sound; and (D) provide coverage for the applicable operations conducted by the Company and its Subsidiaries of a scope and coverage consistent with customary industry practice for such type of policies.

(p) Material Contracts.

(i) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following Contracts: (i) any Contract relating to indebtedness for borrowed money or any financial guaranty thereof in excess of $500,000, other than (A) indebtedness between and among the Company and its Subsidiaries and (B) financial guaranties by the Company of indebtedness owed by its Subsidiaries to third parties; (ii) any Contract that purports to prohibit the Company or any of its Subsidiaries from competing in any material respect in any business line, with any Person or in any geographic area; (iii) any Contract that involves any exchange-traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument; (iv) any Contract, other than Contracts for purchased transportation and Contracts with customers of the Company, that involved expenditures or guaranteed receipts by the Company or any of its Subsidiaries of more than $500,000 in the last fiscal year or is expected to involve expenditures or guaranteed receipts by the Company or any of its Subsidiaries of more than $500,000 in the current fiscal year; (v) any Contract that involved, since January 1, 2012, the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another person (other than acquisitions or dispositions of (A) assets in the ordinary course of business consistent with past practice, including acquisitions and dispositions of inventory or equipment or (B) assets, capital stock and other equity interests by and among the Company and its Subsidiaries); (vi) any Contract (other than this Agreement) that by its terms limits the payment of dividends or other distributions by the Company or any of its Subsidiaries; (vii) any material joint venture or partnership Contract; (viii) any Contract for the lease of real property material to the operation of the Company’s business; (ix) any Contract that contains a put, call, right of first refusal or right of first negotiation, right of first offer, redemption, repurchase or similar right pursuant to which the Company or any of its Subsidiaries would be required to, or have the option or right to, purchase or sell, as applicable, any equity interests, businesses, lines of business, divisions, joint ventures, partnerships or other assets of any Person; (x) any material settlement agreement or similar Contract with a Governmental Entity or Order to which the Company or any of its Subsidiaries is a party involving future performance by the Company or any of its Subsidiaries in any such case; (xi) any Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $500,000; (xii) any Contract containing covenants of the Company or any of its Subsidiaries to indemnify or hold harmless another Person, or make any “earn-out” or other contingent payment to another Person, in each case in connection with an acquisition or divestiture of any equity interests, businesses, lines of business, divisions, joint ventures or partnerships; (xiii) any Contract that (A) grants to any third Person any material exclusive license or supply or distribution agreement or other similar material exclusive rights or (B) grants to any third Person any “most favored nation” rights and requires aggregate future payments to the Company or any of its Subsidiaries in excess of $500,000 per annum; (xiv) any Contract, other than a Benefit Plan, which requires fixed payments by or to the Company or any of its Subsidiaries in excess of $500,000 per annum containing “change of control” or similar provisions; (xv) any Contract the failure to obtain consent in connection with the Merger and transactions thereby in respect of which, would be or reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole; (xvi) any Contract with the Company’s top ten (10) transportation providers (based on gross payments from January 1, 2012 through September 30, 2013) (other than rate quotes received in the ordinary course of business); and (xvii) any Contract deemed to be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 3.1(p)(i) being referred to in this Agreement as “Company Material Contracts”).

(ii) Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Change, (A) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party, is in material breach of or material default under the terms of any Company Material Contract; (B) each Company Material Contract is a valid and binding obligation of the Company or its Subsidiaries which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Bankruptcy and Equity Exception; and (C) neither the Company nor any of its Subsidiaries has received any notice of termination or breach with respect to, and, to the Knowledge of the Company, no party has threatened to terminate, any Material Contract.

(q) Real Property. Except as would not be reasonably likely to have a Company Material Adverse Change, the Company and its Subsidiaries hold valid leasehold interests in all real property material to the operation of the Company’s business. Neither the Company nor its Subsidiaries holds fee title to any real property.

(r) Customer Relationships. Section 3.1(r) of the Company Disclosure Letter sets forth a true, correct and complete list of the ten (10) largest customers of the Company (based on gross revenue from January 1, 2012 through September 30, 2013) (“Major Customers”). Since December 31, 2012, no Major Customer has indicated that it will permanently stop or materially decrease purchasing services, materials or products from the Company or is otherwise involved in, or, to the Knowledge of the Company, is threatening, a material dispute with the Company or any of its Subsidiaries.

(s) Brokers and Finders. Neither the Company nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that the Company has employed Morgan Stanley & Co. LLC as its financial advisor and Houlihan Lokey Financial Advisors, Inc., to provide a fairness opinion.

(t) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3.1 (as modified by the Company Disclosure Letter), or the certificate delivered pursuant to Section 5.2, neither the Company nor any other Person on behalf of the Company or any Subsidiary of the Company makes any other express or implied representation or warranty with respect to the Company or any Subsidiary of the Company or the Transactions and any other assets, rights or obligations to be transferred hereunder or pursuant hereto, and the Company disclaims any other representations or warranties, whether made by the Company or any of its Affiliates or its directors, officers, managers, employees, investment bankers, attorneys, accountants and other advisors and representatives (such directors, officers, managers, employees, investment bankers, attorneys, accountants and other advisors and representatives, collectively, the “Representatives”). The Parties agree that neither the Company nor any other Person on behalf of the Company makes any representation or warranty with respect to the Company or any Subsidiary of the Company regarding any projections or probable or future profitability of the Company or its Subsidiaries.

3.2 Representations and Warranties of Parent and Merger Sub. Except as set forth (i) in the Parent Reports filed with the SEC prior to the date of this Agreement, to the extent that it is reasonably apparent that a disclosure therein is applicable to any particular representation or warranty set forth in this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” section in such Company Reports) or (ii) in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), Parent and Merger Sub each hereby represents and warrants to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Change. Parent has made available to the Company a complete and correct copy of the charter and bylaws or comparable governing documents of Parent and Merger Sub, each as in effect on the date of this Agreement. As used in this Agreement, “Parent Material Adverse Change” means a Change that, when considered individually or in the aggregate with all other Changes, is or would reasonably be expected to be materially adverse to (x) the ability of Parent to timely perform its obligations under this Agreement and consummate the Transactions or (y) the business, results of operations or condition (financial or otherwise) of Parent and its Subsidiaries taken as a whole; provided that no change or development resulting from the following shall constitute or be taken into account in determining whether there has been a Parent Material Adverse Change under clause (y):

(A) changes, developments, effects or events in economic conditions generally in the United States or other countries in which Parent or any of its Subsidiaries conduct operations, including (1) any changes generally affecting the securities, credit or financial markets, (2) any changes in interest or exchange rates or (3) effect of any potential or actual government shutdown, except to the extent such changes, developments, effects or events have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which Parent and its Subsidiaries operate;

(B) changes, developments, effects or events in or affecting the industry or industries in which Parent or any of its Subsidiaries operate (including such changes, developments, effects or events resulting from general economic conditions), except to the extent that such changes, developments, effects or events have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which Parent and its Subsidiaries operate;

(C) the announcement of this Agreement and the Transactions, including any change, development, effect or event as a result of the identification of Parent or any of its Affiliates as the acquirer of the Company;

(D) changes, developments, effects or events arising out of acts of terrorism or sabotage, civil disturbances or unrest, war (whether or not declared), the commencement, continuation or escalation of a war or military action, acts of hostility, weather conditions or other acts of God (including storms, earthquakes, floods or other natural disasters), including any material worsening of such conditions threatened or existing on the date of this Agreement, except to the extent that such changes, developments, effects or events have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which Parent and its Subsidiaries operate;

(E) changes, developments, effects or events after the date hereof in applicable Laws or the definitive interpretations thereof, except to the extent such changes, developments, effects or events have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which Parent and its Subsidiaries operate;

(F) changes, developments, effects or events after the date hereof in GAAP or any foreign equivalents thereof or the interpretations thereof, except to the extent that such changes, developments, effects or events have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which Parent and its Subsidiaries operate;

(G) any action or omission taken at the written request of the Company or its Affiliates;

(H) any failure by Parent to meet any internal or public projections, forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, development, effect or event underlying such failure has resulted in, or contributed to, a Parent Material Adverse Change; and

(I) a decline in the price or trading volume of Parent Common Stock; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, development, effect or event underlying such decline has resulted in, or contributed to, a Parent Material Adverse Change.

(b) Capital Structure.

(i) The authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock and 10,000,000 shares of Preferred Stock, par value $0.001 per share. As of January 3, 2014, (i) 74,175 shares of Series A Convertible Perpetual Preferred Stock (the “Parent Preferred Stock”) are issued and outstanding, and 10,596,429 shares of Parent Common Stock are issuable upon the conversion of these shares of Parent Preferred Stock, (ii) 30,538,073 shares of Parent Common Stock are issued and outstanding, (iii) 45,000 shares of Parent Common Stock are held in the treasury of Parent, (iv) 10,707,143 shares of Parent Common Stock are issuable upon the exercise of outstanding warrants to purchase Parent Common Stock and (v) 8,137,759 shares of Parent Common Stock are issuable upon the conversion of Parent’s outstanding 4.5% Convertible Senior Notes. Each of the outstanding shares of capital stock or other equity securities of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Parent or by one or more wholly owned Subsidiaries of Parent, free and clear of any Lien (other than certain Permitted Tax Liens). Except as set forth above, Parent has no Rights authorized, issued or outstanding. Except as set forth above, Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter. All of the shares of Parent Common Stock to be issued pursuant to the Merger will be, when issued, duly authorized and validly issued, fully paid and nonassessable, free of preemptive rights and Liens. Parent has reserved a sufficient number of shares of Parent Common Stock in order to fulfill its obligations hereunder.

(ii) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Rights of Parent or any of its Subsidiaries.

(c) Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve or adopt this Agreement or the Transactions. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to the adoption and approval of this Agreement by Parent as the sole shareholder of Merger Sub, which adoption and approval by Parent will occur immediately following execution of this Agreement, to perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement constitutes a valid and binding agreement of the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(d) Governmental Filings; No Violations; Etc.

(i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the HSR Act, any other applicable antitrust laws and any other antirust, competition or similar Laws of any foreign jurisdiction, (C) the filing with the SEC of the preliminary proxy statement and the Proxy Statement and of a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Merger will be registered pursuant to the Securities Act, and in which the Proxy Statement will be included as a prospectus and the declaration of effectiveness of the Form S-4, (D) under the Rules of the New York Stock Exchange and (E) pursuant to any applicable foreign or state securities or blue sky laws (collectively, clauses (A) through E), the “Parent Approvals”), no notices, reports or other filings are required to be made by Parent and Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent and Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, have a Parent Material Adverse Change.

(ii) Assuming compliance with the matters referenced in Section 3.2(d)(i) and receipt of the Parent Approvals, the execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Transactions will not constitute or result in (A) a breach or violation of, or a default under, the charter or bylaws or comparable governing documents of Parent or Merger Sub or the comparable governing instruments of any of Parent’s Significant Subsidiaries (other than Merger Sub), (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any Contract or the creation of any Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or, (C) a violation, or conflict with, of any Order or Laws to which Parent or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, would not be reasonably likely to have a Parent Material Adverse Change.

(e) Absence of Certain Changes. Since September 30, 2013 and ending on the date hereof, (i) Parent and its Subsidiaries have conducted their respective businesses in the ordinary course of businesses consistent with past practice and (ii) there has not been any Change that, individually or in the aggregate, has had or is reasonably likely to have a Parent Material Adverse Change.

(f) Litigation and Liabilities.

(i) There are no Actions pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that seek to enjoin or would be reasonably likely to have a Parent Material Adverse Change. Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which, individually or in the aggregate, is reasonably likely to have a Parent Material Adverse Change. Neither Parent nor any of its Subsidiaries or any of their respective properties or assets is a party or subject to, or in default under, any material Order.

(ii) Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on the consolidated balance sheet of Parent and its Subsidiaries or in the notes thereto, other than liabilities and obligations (A) set forth in the Parent Financial Statements, (B) incurred in the ordinary course of business consistent with past practice since September 30, 2013, (C) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement or (D) that, individually or in the aggregate, are not reasonably likely to have a Parent Material Adverse Change.

(g) Availability of Funds.

(i) Parent (i) will have available funds at Closing sufficient to pay the aggregate Per Share Cash Consideration contemplated by this Agreement (including the payment by Parent pursuant to Section 2.2(a) and the repayment of the Subject Indebtedness) and (ii) will have available funds (x) at Closing sufficient to pay all costs, fees and expenses necessary to consummate the Transactions and (y) in the event of termination pursuant to Section 6.5(e), the cash amount set forth therein as of the date of such termination. Parent expressly acknowledges and agrees that its obligation to consummate the Transactions is not subject to any condition or contingency with respect to financing.

(ii) Parent has delivered to the Company a true, complete and correct copy of the executed commitment letter, dated as of January 5, 2014, among Credit Suisse AG and Credit Suisse Securities (USA) LLC, and Parent and 3PD, Inc. (the “Financing Commitment”), pursuant to which, upon the terms and subject to the conditions set forth therein, the financial institutions party thereto have committed to lend the amounts set forth therein (the “Financing”) for the purposes set forth therein. As of the date of this Agreement, except for fee letters relating to the Financing Commitment, redacted copies of which have been provided to the Company (it being understood that such redacted copies shall have redacted only the fee amounts and terms relating to the market flex), there are no other Contracts relating to the Financing Commitment.

(h) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

(i) Brokers and Finders. Neither Parent nor any of its Subsidiaries (including Merger Sub) has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that Parent has employed Credit Suisse AG and Credit Suisse Securities (USA) LLC as financial advisors.

(j) Solvency. Assuming the accuracy of the Company’s representations and warranties set forth in this Agreement and the performance by the Company of its obligations hereunder, and after giving effect to the transactions contemplated by this Agreement, including the payment of the aggregate Per Share Merger Consideration, payment of all amounts required to be paid in connection with the consummation of the Transactions and payment of all related fees and expenses, the Financing Parties, taken together as a whole on a consolidated basis, will be Solvent immediately following the Effective Time (it being understood that, in the event that no debt financing is incurred to finance the Transactions, this representation shall not be made and shall have no force or effect). For purposes of this Section 3.2(j), “Financing Parties” means the borrowers that are parties to any debt financing used to consummate the Transactions, the Affiliate guarantors of such debt financing and their respective Subsidiaries. For purposes of this Section 3.2(j), the term “Solvent” when used with respect to any Person or any set of Persons, taken together as a whole on a consolidated basis (collectively, a “Referent”) and a specified time means that (a)(i) the Fair Value of the assets of such Referent will, as of such time, exceed the amount of such Referent’s Liabilities, and (ii) the amount of the Present Fair Salable Value of such Referent’s assets will, as of such time, exceed the amount that will be required to pay the probable amount of its Liabilities as such Liabilities become absolute and matured, (b) as of such time, such Referent Will Not Have Unreasonably Small Capital and (c) as of such time, such Referent Will Be Able to Pay Its Liabilities as They Mature. The term “Solvency” shall have its correlative meaning. “Liabilities” means the recorded liabilities (including contingent liabilities that would be recorded in accordance with GAAP) of the Referent as of the specified time, determined in accordance with GAAP consistently applied. “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of the Referent would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act. “Present Fair Salable Value” means the amount that may be realized by an independent willing seller from an independent willing buyer if the aggregate assets of the Referent (including goodwill) are sold as an entirety with reasonable promptness in an arms’-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated. “Will Be Able to Pay Its Liabilities as They Mature” means the Referent will have sufficient assets and cash flow to pay its Liabilities as those Liabilities mature or (in the case of contingent Liabilities) otherwise become payable, in light of business conducted or anticipated to be conducted by such Referent. “Will Not Have Unreasonably Small Capital” means the Referent is a going concern and has sufficient capital to reasonably ensure that it will continue to be a going concern (it being understood that “unreasonably small capital” depends upon the nature of the particular business or businesses conducted or to be conducted, and is based on the needs and anticipated needs for capital of the business conducted or anticipated to be conducted by such Referent). No transfer is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, any Financing Party, Company or any of their Subsidiaries.

(k) Ownership of Company Capital Stock. None of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates owns (directly or indirectly, beneficially or of record) or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company or other securities convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Subsidiaries (other than as contemplated by this Agreement). There are no agreements, arrangements or understandings between Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to the Company or the Transactions. None of Parent, Merger Sub or any of their respective “affiliates” or “associates” (as each such term is defined in Section 48–103–203 of the Tennessee Business Combination Act or the Charter, as applicable) is, or at any time during the last five (5) years has been, an “interested shareholder” of the Company (as defined in Section 48–103–203 of the Tennessee Business Combination Act) (other than as contemplated by this Agreement) or a “related person” of the Company (as defined in the Charter).

(l) Form S-4. None of the information to be supplied in writing by Parent, Merger Sub or any Representative of Parent or Merger Sub for inclusion in the Form S-4, if any, will, at the time such document is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(m) Parent Reports; Financial Statements.

(i) Parent has filed or furnished, as applicable, (A) its annual report on Form 10-K for the fiscal years ended December 31, 2012 and 2011, (B) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 2012, (C) its proxy or information statements relating to meetings of, or actions taking without a meeting by, the shareholders of the Company held since December 31, 2012, and (D) all other forms, reports, schedules, and other statements required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since the Applicable Date (collectively, the “Parent Reports”). As of its respective date, and, if amended, as of the date of the last such amendment, each Parent Report complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and SOX, and any rules and regulations promulgated thereunder applicable to the Company Report. As of its respective date, and, if amended, as of the date of the last such amendment, no Parent Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments from any comment letters received by Parent from the SEC relating to reports, statements, schedules, registration statements or other filings made by Parent with the SEC. Parent has made available to the Company true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2010 through the date of this Agreement relating to Parent Reports and all written responses of Parent thereto through the date of this Agreement, other than those letters publicly available on EDGAR.

(ii) Each of the consolidated financial statements included or incorporated by reference into Parent Reports (including the related notes and schedules) (the “Parent Financial Statements”) (A) has been prepared from, and is in accordance with, the books and records of Parent and its consolidated Subsidiaries, (B) complies in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, (C) has been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in Parent Financial Statements or in the notes to Parent Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosure), and (D) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of Parent and its Subsidiaries as of the date and for the periods referred to in Parent Financial Statements.

(iii) Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. No significant deficiency, material weakness or fraud that involves management or other employees was identified in management’s assessment of internal controls as of December 31, 2012. Parent maintains “disclosure controls and procedures” (as defined by Rule 13a-15 or 15d-15 under the Exchange Act). Such disclosure controls and procedures are effective to ensure that all information required to be disclosed by Parent is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC to allow timely decisions regarding required disclosure within the time periods specified in the SEC’s rules and forms, and the Exchange Act and the Securities Act. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s outside auditors and the Audit Committee of Parent’s board of directors all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, all of which information described in clauses (A) and (B) above has been disclosed by Parent to the Company prior to the date of this Agreement.

(iv) The principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to Parent Reports, and the statements contained in such certifications were and are true and complete on the date such certifications were made and as of the date of this Agreement, respectively. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(n) Compliance with Laws; Licenses. The businesses of each of Parent and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any Laws, except for violations that, individually or in the aggregate, are not reasonably likely to have a Parent Material Adverse Change. Except with respect to regulatory matters covered by Section 4.5, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for those the outcome of which are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Change. Parent and its Subsidiaries each has obtained and is in compliance with all Licenses necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Change.

(o) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3.2 (as modified by the Parent Disclosure Letter) or the certificate delivered by Parent pursuant to Section 5.3, none of Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub or any Subsidiary of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any Subsidiary of Parent or Merger Sub or the Transactions and any other assets, rights or obligations to be transferred hereunder or pursuant hereto, and Parent and Merger Sub disclaim any other representations or warranties, whether made by Parent or Merger Sub or any of their Affiliates or Representatives. The Parties agree that neither Parent nor any other Person on behalf of Parent makes any representation or warranty with respect to Parent or any Subsidiary of Parent regarding any projections or probable or future profitability of Parent or its Subsidiaries.

ARTICLE IV

Covenants

4.1 Interim Operations. (a) From the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, the Company covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement until the Effective Time, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to (x) preserve intact their business organizations, assets and lines of business and (y) maintain its and their existing relations and goodwill with Governmental Entities, customers, suppliers, employees and agents. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as Parent may approve in writing (such approval not to be unreasonably withheld), (C) as required by applicable Laws or definitive interpretations thereof or by any Governmental Entity or (D) as set forth in Section 4.1(a) of the Company Disclosure Letter, the Company will not, and will not permit its Subsidiaries, to:

(i) adopt any amendments to its charter or bylaws or, in the case of any Subsidiary that is not a corporation, similar applicable organizational documents;

(ii) (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement), (B) acquire by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of (other than as set forth in Section 4.1(a)(iii)), or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, (C) take or omit to take any action that would cause any rights under Material Intellectual Property, including with respect to any registrations or applications for registration, to lapse, be abandoned or canceled, or fall into the public domain, other than actions or omissions in the ordinary course of business consistent with past practice and not otherwise in violation of this Section 4.1 or (D) enter into a joint venture or partnership or similar third-party business enterprise;

(iii) acquire assets outside of the ordinary course of business or capital stock from any other Person, other than (A) acquisitions of assets at or below fair market value with a purchase price not in excess of $500,000 individually or $2,000,000 in the aggregate, in each case for any transaction or series of related transactions, and capital expenditures permitted by clause (x) of this Section 4.1 and (B) acquisitions pursuant to the Contracts in effect as of the date of this Agreement set forth on Section 4.1(a) of the Company Disclosure Letter;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of the Company or any its Subsidiaries (other than (A) the issuance of Shares upon the exercise of Company Options and the settlement of Restricted Shares, Restricted Stock Units, and Performance Stock Units (and dividend equivalents thereon, if applicable) outstanding on the date of this Agreement or (B) the issuance of shares of capital stock by a Subsidiary of the Company to the Company or another Subsidiary of the Company) or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible, exchangeable or exercisable securities;

(v) make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect Subsidiary of the Company);

(vi) (A) declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or other property, with respect to its capital stock, except for dividends by any wholly owned direct or indirect Subsidiary of the Company to the Company or any other wholly owned direct or indirect Subsidiary of the Company, (B) split, combine or reclassify the Shares or any other outstanding capital stock of the Company or any of the Subsidiaries of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor (other than issuances to the Company or another wholly owned Subsidiary of the Company), (C) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of the Company or any of its Subsidiaries, except for acquisitions, or deemed acquisitions, of Shares or other equity securities of the Company in connection with (1) the satisfaction of Tax withholding obligations with respect to Company Options, Restricted Shares, Restricted Stock Units or Performance Stock Units outstanding on the date of this Agreement, (2) the payment of the exercise price of Company Options outstanding on the date of this Agreement with Shares (including in connection with “net exercises”) and (3) forfeitures of Company Options, Restricted Shares, Restricted Stock Units or Performance Stock Units, in each case, outstanding on the date of this Agreement, pursuant to their terms as in effect on the date of this Agreement, and except for acquisitions or deemed acquisitions of Shares or other equity securities of the Company or any of its wholly owned Subsidiaries by the Company or any of its wholly owned Subsidiaries, or (D) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of the Company’s capital stock or other Rights of the Company or any of its Subsidiaries; provided that nothing contained herein shall prohibit dividends and distributions paid or made on a pro rata basis by direct or indirect Subsidiaries of the Company in the ordinary course consistent with past practice;

(vii) redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify the terms of any Indebtedness of the Company and its Subsidiaries in excess of $700,000 (it being understood that the terms of any such Indebtedness shall permit the repayment of such Indebtedness upon the Closing Date without premium or penalty). “Indebtedness” of any Person means (A) all indebtedness for borrowed money, (B) any other indebtedness which is evidenced by a note, bond, indenture, debenture or similar Contract, (C) all reimbursement obligations with respect to (1) letters of credit, bank guarantee or bankers’ acceptances or (2) surety, customs, reclamation or performance bonds (in each case not related to judgments or litigation) other than, in the case of clause (2), those entered into in the ordinary course of business consistent with past practice and (D) all guarantees by such Person for obligations of any other Person constituting Indebtedness of such other Person;

(viii) (A) release, assign, compromise, pay, discharge, waive, settle, agree to settle, or satisfy any Action against the Company or any of its Affiliates or its or their respective Representatives (including any Action relating to this Agreement or the Merger) or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the release, assignment, compromise, payment, discharge, waiver, settlement or satisfaction of claims, liabilities or obligations incurred in the ordinary course of business consistent with past practice that involve amounts not to exceed (in excess of any third-party insurance proceeds actually received) $250,000 individually or $1,000,000 in the aggregate that (x) do not require any actions or impose any restrictions on the business or operations of the Company or any of its Subsidiaries or impose any other injunctive or equitable relief, (y) provide for the complete release of the Company and its Subsidiaries of all claims being settled and (z) do not provide for any admission of liability by the Company or any of its Subsidiaries or (B) waive any claims of substantial value; provided that any Action relating to this Agreement or the Merger shall be settled only in accordance with the provisions of Section 4.16;

(ix) make, commit to make or authorize any capital expenditure, other than capital expenditures and research and development expenditures not in excess of 125% of the annual budgeted capital expenditure amounts set forth in the Company’s existing capital budget, a true and correct copy of which has been made available by the Company to Parent prior to the date of this Agreement;

(x) make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP or a Governmental Entity;

(xi) (A) enter into any Contract which would have been a Company Material Contract if entered into prior to the date hereof, (B) amend or terminate any Company Material Contract in any material respect, or (C) waive or grant any release or relinquishment of any material rights under, or renew, any such Company Material Contract;

(xii) (A) make, change or revoke any material Tax election, except as consistent with past practices and as would not result in a material Tax liability for, or a material increase in the Taxes payable by, the Company or any of its Subsidiaries following the Closing; (B) settle or compromise any audit or proceeding, or enter into any closing agreements (within the meaning of Section 7121 of the Code or any comparable provision of state, local or foreign Law), relating to a material Tax liability, Tax attribute or Tax refund, except to the extent adequately and specifically reserved for on the Company Financial Statements in accordance with GAAP (in an amount not exceeding the amount so reserved for); (C) change any material method of Tax accounting or Tax period; (D) request any material Tax ruling; (E) file any material amended Tax Return; or (F) execute or consent to any waivers extending the statutory period of limitations with respect to any material Tax Return except as consistent with past practices;

(xiii) except for transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets or businesses of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries (collectively, “Company Transfers”), other than equipment, inventory, supplies and other assets in the ordinary course of business consistent with past practice and other than Company Transfers of property and/or assets at not less than fair market value for consideration not greater than $100,000 individually and $500,000 in the aggregate;

(xiv) except as required by applicable Law, (A) grant or provide any severance or termination payments or benefits to any director, officer or other employee of the Company or any of its Subsidiaries, except in connection with terminations of employees who earn base salaries of less than $100,000 in the ordinary course of business consistent with past practice and pursuant to existing Benefit Plans in effect prior to the date of the Agreement and as set forth in Section 4.1(a)(xiv) of the Company Disclosure Letter, (B) increase or agree to increase the compensation (including wages, salaries, bonuses or benefits), or make any new equity awards, to any director, officer or other employee of the Company or any of its Subsidiaries, except for (1) increases taking effect in January 2014 of annual base salaries of employees in connection with the Company’s ordinary course annual base salary review process in amounts in the ordinary course of business consistent with past practice that do not exceed 10% for any individual or 3% in the aggregate, or (2) the payment of annual bonuses with respect to calendar year 2013 at such times and in such amounts in the ordinary course of business consistent with past practice, in accordance with the terms of the applicable Benefit Plan and in an amount equal to the bonuses earned by participants to the extent such payments for the calendar year 2013 have not been made in the ordinary course of business consistent with past practice prior to the date hereof, provided that the aggregate amount of such bonuses shall not exceed $4,000,000, and the maximum amount to be paid to any officer does not exceed the amount set forth in the 2013 performance bonus plan; (C) establish, adopt, terminate, accelerate benefits under or materially amend any Benefit Plan (or any arrangement that would be a Benefit Plan if in effect on the date hereof), other than (1) technical or administrative changes that are made in the ordinary course of business consistent with past practice that do not increase the costs to the Company (other than de minimis increases in cost) and (2) establishing performance targets, maximums and performance goals for annual bonuses with respect to calendar year 2014 in the ordinary course of business consistent with past practice with such performance goals being not easier to achieve than the goals established for calendar year 2013; or (D) hire or terminate the employment (other than for cause) of any officer whose annual base salary exceeds $100,000;

(xv) take any action to exempt or make any Person (other than Parent) or action (other than the transactions contemplated by this Agreement) not subject to the provisions of Section 48-103-201, et seq. of the Tennessee Business Combination Act, Section 48-103-301, et seq. of the Tennessee Control Share Acquisition Act or Section 48-103-101, et seq. of the Tennessee Investor Protection Act or any other potentially applicable anti-takeover or similar statute or regulation, or the provisions of Article VIII of the Company’s Charter;

(xvi) permit any material insurance policy to terminate or lapse without replacing such policy with materially comparable coverage, or amend or cancel any material insurance policy without replacing such policy with materially comparable coverage; or

(xvii) agree, authorize or commit to do any of the foregoing, or authorize, recommend or announce an intention to do any of the foregoing.

(b) Parent covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to (x) preserve intact their business organizations, assets and lines of business and (y) maintain its and their existing relations and goodwill with Governmental Entities, customers, suppliers, employees and agents. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as the Company may approve in writing (such approval not to be unreasonably withheld), (C) as required by applicable Laws or definitive interpretations thereof or by any Governmental Entity or (D) as set forth in Section 4.1(b) of the Parent Disclosure Letter, Parent will not, and will not permit its Subsidiaries, to:

(i) adopt any amendments to Parent’s charter or bylaws, in each case in any manner that would adversely affect the consummation of the Transactions;

(ii) other than transactions among the Company and its Subsidiaries, (A) adopt a plan of complete or partial liquidation or dissolution or (B) (I) adopt a plan of merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement) or (II) acquire by merging or consolidating Parent or its Subsidiaries with, or by purchasing a material equity interest in or material portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof that would be material to Parent, in each case of clauses (I) and (II), to the extent that such action would reasonably be expected to prevent or materially delay the consummation of the Transactions;

(iii) (A) declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or other property, with respect to its capital stock, except for dividends by any direct or indirect Subsidiary of Parent to Parent or any other direct or indirect Subsidiary of Parent or (B) split, combine or reclassify shares of Parent Common Stock or any other outstanding capital stock of Parent or any of the Subsidiaries of Parent; and

(iv) agree, authorize or commit to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

4.2 No Solicitation by the Company.

(a) Except as expressly permitted by this Section 4.2, the Company shall and shall cause each of its Affiliates and its Representatives to: (i) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and promptly (but in any event within five (5) business days) after the date of this Agreement, if not already done so prior to the date of this Agreement, instruct any Person who entered into a confidentiality agreement with the Company that has not expired or been terminated in connection with any actual or potential Acquisition Proposal to return or destroy all such information or documents in accordance with the terms of such confidentiality agreement and (ii) from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VI, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) other than informing Persons of the provisions contained in this Section 4.2, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, an Acquisition Proposal, or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to an Acquisition Proposal.

(b) Notwithstanding anything to the contrary contained in Section 4.2(a) or any other provisions of this Agreement, if at any time from and after the date of this Agreement and prior to obtaining the Company Requisite Vote, the Company, directly or indirectly, receives a bona fide, unsolicited written Acquisition Proposal from any Person, under circumstances not involving any breach of this Section 4.2, if the Company Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that (x) such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (y) in light of such Acquisition Proposal, the failure to take such action would be reasonably likely to constitute a violation of the Company Board’s fiduciary duties under applicable Law, then the

Company may, directly or indirectly through its Representatives, (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of the Company and its Subsidiaries, to the Person who has made such Acquisition Proposal or its Representatives or potential sources of financing; provided that the Company shall not provide any non-public information or access concerning the Company or any of its Subsidiaries to such Person unless such non-public information and access has been previously provided to, or is substantially simultaneously provided to, Parent and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such Acquisition Proposal and its Representatives and potential sources of financing regarding such Acquisition Proposal. For purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable to the Company in any material respect than those contained in the Confidentiality and Non-Disclosure Agreement, dated September 23, 2013, between the Company and Parent (the “Confidentiality Agreement”) (including standstill restrictions); provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 4.2.

(c) The Company shall promptly (and in no event later than 24 hours after receipt) notify (which notice shall be provided orally and in writing and shall identify the Person making the Acquisition Proposal and set forth in reasonable detail the material terms thereof) Parent after receipt of any Acquisition Proposal, and shall promptly (and in no event later than 24 hours after receipt) provide copies to Parent of any written proposals, indications of interest, and/or draft agreements relating to such Acquisition Proposal. Without limiting the foregoing, the Company shall keep Parent informed of any material developments, discussions or negotiations regarding any Acquisition Proposal (including by promptly (and in no event later than 24 hours after receipt) providing to Parent copies of any additional or revised written proposals, indications of interest, and/or draft agreements relating to such Acquisition Proposal) on a prompt basis (and in any event within 24 hours) and upon the request of Parent shall apprise Parent of the status of such Acquisition Proposal. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 4.2.

(d) Except as expressly permitted by this Section 4.2(d), the Company Board shall not (i) (A) fail to include the Company Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Company Recommendation) (it being understood that the Company Board may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Company Adverse Recommendation Change), (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to shareholders of the Company an Acquisition Proposal or (E) fail to publicly recommend against an Acquisition Proposal and reaffirm the Company Recommendation within ten (10) business days of the request of Parent (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 4.2(b)). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Requisite Vote is obtained, the Company Board may (x) make a Company Adverse Recommendation Change or (y) terminate this Agreement pursuant to Section 6.3(a), if, after receiving such bona fide, unsolicited Acquisition Proposal, the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (I) in light of such Acquisition Proposal, the failure to so make a Company Adverse Recommendation Change would be reasonably likely to constitute a violation of the Company Board’s fiduciary duties under applicable Law, and (II) such Acquisition Proposal constitutes a Superior Proposal; provided, however, that, prior to making such Company Adverse Recommendation Change, (1) the Company has given Parent at least five (5) business days’ prior written notice of its intention to take such action (which notice shall include a copy of the Superior Proposal, a copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto and a written summary of the material terms of any Superior Proposal not made in writing, including with respect to any financing commitments relating thereto), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Superior Proposal would nevertheless continue to be reasonably likely to constitute a Superior Proposal if the revisions proposed by Parent were to be given effect and (4) in the event of each amendment to the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above of this proviso and a new notice period under clause (1) of this proviso shall commence, during which time the Company shall be required to comply with the requirements of this Section 4.2(d) anew with respect to such additional notice, including clauses (1) through (4) above of this proviso, except that the new notice period under clause (1) of this proviso shall be three (3) business days; and provided, further, that the Company has complied in all material respect with its obligations under this Section 4.2.

(e) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Requisite Vote is obtained, the Company Board may change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation (“Intervening Event Recommendation Change”), if, in response to an Intervening Event, the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to make such Intervening Event Recommendation

Change would reasonably be likely to constitute a violation of the Company Board’s fiduciary duties under applicable Law and, in such event, shall not be obligated to include the Company Recommendation in the Proxy Statement; provided, however, that such action shall not be in response to an Acquisition Proposal or a Superior Proposal (which is addressed under Section 4.2(d)) and prior to taking such action, (i) the Company Board has given Parent at least five (5) business days’ prior written notice of its intention to make such Intervening Event Recommendation Change and a reasonable description of the Intervening Event that serves as the basis of such Intervening Event Recommendation Change, (ii) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement in such a manner that would obviate the need for making such Intervening Event Recommendation Change and (iii) at the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to make an Intervening Event Recommendation Change would nevertheless reasonably be likely to constitute a violation of the Company Board’s fiduciary duties under applicable Law if the revisions proposed were to be given effect (provided that any change to the material facts and circumstances relating to such Intervening Event shall not require a new notice and shall not require such party to further comply with the requirements of this Section 4.2(e), including clauses (i) through (iii) above of this proviso).

(f) Nothing contained in this Section 4.2 or in Section 4.8 shall prohibit the Company or the Company Board from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the Company’s shareholders pursuant to Rule 14d-9(f) under the Exchange Act if, in the Company Board’s determination in good faith based after consultation with outside counsel, the failure to so disclose would be reasonably likely to constitute a violation of the Company Board’s fiduciary duties to the Company’s shareholders under applicable Law or its obligations under applicable federal securities Law; provided, that any such position or disclosure (other than any stop, look and listen communication that includes a reaffirmation of the Company Recommendation) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly and concurrently reaffirms that Company Recommendation.

(g) For purposes of this Agreement, “Acquisition Proposal” means (i) any inquiry, proposal or offer for or with respect to (or expression of interest by any Person that it is considering or may engage in) a merger, joint venture, partnership, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, business combination or similar transaction involving 15% or more of the total voting power of any class of equity securities of the Company, (ii) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any Person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, 15% or more of the outstanding Shares or other securities of the Company representing 15% or more of the total voting power of the Company or (iii) any inquiry, proposal or offer to (or expression by any Person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its

Subsidiaries, including pursuant to a joint venture or partnership, representing 15% or more of the consolidated total assets (including equity securities of its Subsidiaries), in each case, other than the Transactions.

(h) For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the shareholders of such third party) acquiring, directly or indirectly, more than 80% of the outstanding Shares or more than 80% of the assets of the Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (ii) that the Company Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the Person making such Acquisition Proposal, (iii) that the Company Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors (taking into account any changes to this Agreement proposed by Parent in response to such Acquisition Proposal, and all financial, legal, regulatory and other aspects of such Acquisition Proposal, including all conditions contained therein and the Person making such proposal, and this Agreement), is more favorable to the shareholders of the Company from a financial point of view than the Merger and (iv) the definitive documentation in respect of which does not contain any due diligence condition.

(i) For purposes of this Agreement, “Intervening Event” means a material event, development, occurrence, state of facts or change that was not known or reasonably foreseeable to the Company Board on the date of this Agreement, which event, development, occurrence, state of facts or change becomes known to the Company Board before the Company Requisite Vote; provided, that (i) in no event shall any event, development, occurrence, state of facts or change that has had or would reasonably be expected to have an adverse effect on the business, financial condition or operations of, or the market price of the securities of, Parent or any of its Subsidiaries constitute an Intervening Event unless such event, development, occurrence, state of facts or change has had a Parent Material Adverse Change and (ii) in no event shall the receipt, existence of or terms of an Acquisition Proposal or any inquiry relating thereto or the consequences thereof constitute an Intervening Event.

4.3 Preparation of the Proxy Statement; Form S-4.

(a) As soon as reasonably practicable after the date of this Agreement (but in no event more than thirty (30) calendar days after the date of this agreement), (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Proxy Statement and (ii) Parent shall prepare and file with the SEC the Form S-4 in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and Parent shall use its reasonable best efforts to keep the Form S-4 effective as long as necessary to consummate the Transactions. The Company and Parent will cause the Proxy Statement to be disseminated to the holders of the Shares as promptly as reasonably practicable after the Form S-4 is declared effective as and to the extent required by applicable federal securities Laws. Subject to Section 4.2(d) and 4.2(e), (i) the Proxy Statement

will contain the Company Recommendation, and (ii) the Company shall use reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and to take all other actions necessary or advisable to obtain the Company Requisite Vote. Notwithstanding the foregoing, prior to filing the Form S-4 and the Proxy Statement, or any amendment or supplement thereto, each of the Company and Parent (i) shall provide the other and/or its counsel an opportunity to review and comment on such document (including the proposed final version of such document), (ii) shall consider in good faith all comments reasonably proposed by the other or their respective counsels and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(b) The Company and Parent will provide for inclusion or incorporation by reference into the Form S-4 and the Proxy Statement all reasonably required information relating to the Company, Parent or Merger Sub or their respective Affiliates and the Form S-4 shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other party and its counsel of any comments or other communications, whether written or oral, that it or its counsel may receive from time to time from the SEC or its staff with respect to the Form S-4 or the Proxy Statement, and shall provide the other with copies of written correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. The Company and Parent shall use its reasonable best efforts to respond as promptly as reasonably practicable to any such comments from the SEC or its staff with respect to the Proxy Statement or the Form S-4, and will use its reasonable efforts to incorporate any reasonable comments of the other and/or its counsel prior to such response. Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which Parent is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of its capital stock as may be reasonably requested in connection with any such actions.

(c) Each of the Company and Parent agrees to promptly (i) correct any information provided by it specifically for use in the Form S-4 or the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Form S-4 or the Proxy Statement to include any information that shall become necessary in order to make the statements in the Form S-4 and the Proxy Statement, in light of the circumstances under which they were made, not misleading. Each of the Company and Parent further agrees to cause the Form S-4 and the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to the holders of the Shares (and will use its reasonable efforts to incorporate any reasonable comments of the other party and/or its counsel prior to such filing and dissemination), in each case as and to the extent required by applicable Laws.

4.4 Shareholders Meeting. The Company shall take all actions in accordance with applicable Law, its constituent documents and the rules of NASDAQ to duly call, set a record date for, give notice of, convene and hold a special meeting of the Company’s shareholders (including any adjournment or postponement thereof, the “Company Special Meeting”) on a date mutually agreed between the Company and Parent which date shall be as promptly as reasonably practicable and in no event later than forty-five (45) calendar days following the date upon which the Form S-4 is declared effective for the purpose of considering and taking action upon the approval of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Special Meeting without Parent’s consent; provided that without Parent’s consent, the Company may adjourn or postpone the Company Special Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Form S-4 or Proxy Statement is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Special Meeting, (ii) if as of the time for which the Company Special Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy), to the extent necessary to constitute a quorum necessary to conduct the business of the Company Special Meeting or (iii) if the Company has delivered the notice contemplated by Section 4.2(d) and the time periods contemplated by Section 4.2(d) have not expired, to the extent necessary so that the Company Special Meeting shall not be held earlier than five (5) business days following the time at which such time periods have expired (or such later date as required by the Charter and Bylaws); further provided that no adjournment may be made to a date on or after three (3) business days prior to the Outside Date.

4.5 Other Actions; Notification.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Transactions as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other Transactions. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Transactions (including the Form S-4). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(b) Antitrust.

(i) Notwithstanding anything in this Agreement to the contrary: (A) the Company and Parent will each make their respective filings under the HSR Act within ten (10) business days of the execution of this Agreement; and (B) the Company and Parent shall make any applicable foreign antitrust or competition law filings as promptly as practicable. Parent shall pay the HSR fee and any foreign filing or other related fee. Both Company and Parent shall request early termination under the HSR Act and, if applicable, shall request early termination under any foreign antitrust or competition law.

(ii) As promptly as practicable, Parent and the Company shall provide to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Government Antitrust Entity”) non-privileged information and documents reasonably requested by any Government Antitrust Entity or that are necessary, proper or advisable to permit consummation of the Transactions.

(c) Information. Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Transactions.

(d) Status. Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the Transactions. Neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

4.6 Access and Reports. Subject to applicable Laws, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, Contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this Section 4.6 shall affect or be deemed to modify any representation or warranty made by the Company in this Agreement; provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality, (ii) to disclose (A) any privileged information of the Company or any of its Subsidiaries, (B) any information that is competitively sensitive, (C) any information that would violate Law, or (iii) to permit Parent or any of its Representatives to conduct any environmental sampling or investigation. All requests for information made pursuant to this Section 4.6 shall be directed to the executive officer of or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

4.7 NASDAQ De-listing. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

4.8 Publicity. The initial press release regarding the Merger shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Transactions and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by applicable Laws or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity or statements substantially consistent with past statements made in accordance with this Section 4.8; provided, that the Company shall be permitted (without consulting with, or obtaining the consent of, Parent) to make such statements and announcements to its employees as the Company shall reasonably deem to be reasonably necessary, proper or advisable. Notwithstanding the foregoing, (a) nothing in this Section 4.8 shall limit the Company’s or the Company Board’s rights under Section 4.2, (b) the Company will no longer be required to consult with Parent in connection with any such press release or public statement regarding a Change of Recommendation or Intervening Event Recommendation Change if the Company Board shall so have effected or shall have resolved to do so, and (c) the requirements of this Section 4.8 shall not apply to any disclosure by the Company or Parent of any information concerning this Agreement or the Transactions in connection with any dispute between the parties regarding this Agreement or the Transactions.

4.9 Employee Benefits. (a) Parent agrees that, for a period ending one year after the Effective Time (except in the case of subclause (iii), which shall be for a period ending on December 31, 2014), Parent will cause the Company or the Surviving Corporation, as applicable, to provide the Company Employees who remain employed by the Company and its Affiliates following the Effective Time (the “Continuing Employees”) (i) a base salary or regular hourly wage, as applicable, that is not less than the base salary or regular hourly wage provided to such Continuing Employees by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) bonus opportunities (including annual and quarterly bonus opportunities (including pursuant to the 2014 performance bonus plan) but excluding long-term incentive opportunities), and sales and service incentive award compensation opportunities that are substantially similar to those provided to such Continuing Employees by the Company and its Subsidiaries immediately prior to the Effective Time, (iii) employee benefits and perquisites that are substantially similar in the aggregate to those provided to the Continuing Employees by the Company and its Subsidiaries immediately prior to the Effective Time, and (iv) severance benefits that are no less favorable than those for which such Continuing Employees were eligible under the Company’s Benefit Plans set forth in Section 4.9(a) of the Company Disclosure Letter.

Until such time as Parent shall cause the Continuing Employees to participate in the applicable employee benefit plan maintained by Parent or any Subsidiary of Parent (collectively, the “Parent Benefit Plans”), the continued participation of the Continuing Employees in the Benefit Plans under the terms in effect immediately prior to the date of this Agreement shall be deemed to satisfy the foregoing provisions of this clause (it being understood that participation in Parent Benefit Plans may commence at different times with respect to each of the Parent Benefit Plans).

(b) With respect to any Parent Benefit Plans in which the Continuing Employees or their respective beneficiaries and dependents are otherwise eligible to participate effective as of or at any time following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, (i) recognize all service of such Continuing Employees with the Company or any of its Subsidiaries, as the case may be, for purposes of determining eligibility to participate, vesting, accruals, and entitlement to benefits where length of service is relevant, other than benefit accruals under a defined benefit pension plan or as would result in a duplication of benefits, (ii) waive any pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements to the extent such conditions were waived or satisfied under similar Benefit Plans immediately prior to the Effective Time, and (iii) provide credit for any co-payments and deductibles incurred prior to the Effective Time for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such Parent Benefit Plans that may apply as of or following the Effective Time for the year in which the Effective Time occurs.

(c) From and after the Effective Time, the Company or the Surviving Corporation, as applicable, will, and Parent will cause the Company or the Surviving Corporation, as applicable, to honor, in accordance with their terms, all employment, severance, income continuity and change of control programs, plans or agreements between the Company and the Continuing Employees including bonuses, incentives, severance payments or deferred compensation in existence on the date hereof. The foregoing shall not prohibit the Parent, Company or the Surviving Corporation from amending, suspending or terminating any such arrangements in accordance with their terms, subject in all cases to the obligations of Parent, Company and the Surviving Corporation set forth in Section 4.9(a).

(d) The provisions contained in this Section 4.9 are included for the sole benefit of the respective parties to this Agreement, and shall not create (i) any third-party beneficiary or other rights in any Company Employee, independent contractor, or Continuing Employee or their respective legal representatives or beneficiaries or any other Person or (ii) any right to continued employment with the Company, any of its Subsidiaries, Parent or the Surviving Corporation. Nothing contained in this Section 4.9 is intended to be or shall be considered to be an amendment or adoption of any Benefit Plan, program, Contract, arrangement or policy of the Company, any of its Subsidiaries, Parent or the Surviving Corporation nor shall it interfere with Parent’s, the Surviving Corporation’s or any of the Surviving Corporation’s Subsidiaries’ right to amend, suspend, modify or terminate any Benefit Plan, except as otherwise expressly provided by, and subject to the terms of, Sections 4.9(a) and 4.9(c), or to terminate the employment of any employee of the Company or its Subsidiaries for any reason.

4.10 Expenses. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent in connection with the transactions contemplated in

Article II, and Parent shall reimburse the Surviving Corporation for such charges and expenses. Except as otherwise provided in Section 4.5(b)(i), Section 4.11(b) and Section 6.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense.

4.11 Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Laws, each present and former director and officer of the Company and its Subsidiaries (collectively, the “Indemnified Parties”, and individually, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director, officer, employee or agent of the Company or its Subsidiaries or services performed by such Indemnified Parties at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the Transactions. Each of Parent and the Surviving Corporation shall also pay expenses (including attorney’s fees) incurred by an Indemnified Party in advance of the final disposition of any such claim, action, suit, proceeding or investigation to the fullest extent permitted under applicable Laws, provided that the Person to whom expenses are advanced provides, to the extent required by applicable Laws, an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(b) Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the extension of (i) the Side A and Side B coverage parts (directors’ and officers’ liability) of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of his or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 4.11.

(d) The provisions of this Section 4.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties. Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations under this Section 4.11.

(e) The rights of the Indemnified Parties under this Section 4.11 shall be in addition to any rights such Indemnified Parties may have under the Charter or Bylaws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. Parent, Merger Sub and the Surviving Corporation hereby agree that all provisions relating to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of an Indemnified Party as provided in the Charter or Bylaws of the Company or of any of its Subsidiaries, in each case as of the date hereof, shall remain in full force and effect for a six-year period beginning at the Effective Time.

4.12 Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, each of Parent, Merger Sub, the Company and the members of their respective boards of directors shall, to the fullest extent practicable, grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

4.13 Listing of Shares of Parent Common Stock. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger or reserved for issuance in connection with the Merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Closing.

4.14 Parent Vote. Immediately after execution of this Agreement by the parties hereto, Parent will cause a written consent to be executed by all of the record holders of the stock of Merger Sub to adopt and approve this Agreement in accordance with Sections 48-17-104 and 48-21-104 of the TBCA.

4.15 Financing Cooperation.

(a) Prior to the Effective Time, the Company shall, shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, at the sole expense of Parent, provide such reasonable cooperation in connection with any debt and/or equity financing by Parent or any of its Affiliates in connection with the Transactions as may be reasonably requested by Parent or its Representatives. Without limiting the generality of the foregoing, the Company shall, and shall cause its Subsidiaries to: (i) furnish the report of the Company’s auditor on the audited consolidated financial statements of the Company and its Subsidiaries for the 2010, 2011 and 2012 fiscal years and for any fiscal year ended at least seventy-five (75) days prior to the Closing Date and use its reasonable best efforts to obtain the consent of such auditor to the use of its report thereon in accordance with normal custom and practice in connection with any debt and/or equity financing and use reasonable best efforts to cause such auditor to provide customary comfort letters to the underwriters, initial purchasers or placement agents, as applicable, in connection with any such financing; (ii) furnish any financial statements, schedules or other financial data or information relating to the Company and its Subsidiaries reasonably requested by Parent or its Representatives as may be reasonably necessary to consummate any such financing, including, without limitation, to satisfy any conditions relating to the Financing and any financial information about the Company required in order to prepare a pro forma financial statements of the Parent and its Subsidiaries after giving effect to the transactions described herein, in each case, meeting the requirements of Regulation S-X for a securities offering by the Parent pursuant to a registration statement under the Securities Act; (iii) file an Annual Report on Form 10-K with respect to the Company within seventy-five (75) calendar days after the end of each fiscal year, which shall comply in all material respects with the applicable requirements of the Exchange Act and shall contain the Company’s U.S. GAAP audited financial statements, including, without limitation, a balance sheet and related statements of income stockholders’ equity and cash flows (which financial statements shall be prepared on a basis not materially inconsistent with the financial statements included in the Company’s Form 10-Ks filed prior to the date hereof); (iv) file a Quarterly Report on Form 10-Q with respect to the Company within thirty-five (35) calendar days after the end of each of the first three fiscal quarters of each fiscal year, which shall comply in all material respects with the applicable requirements of the Exchange Act and shall contain the Company’s unaudited. U.S. GAAP financial statements, including, without limitation, a balance sheet, and related statements of income, stockholders’ equity and cash flows (which financial statements shall be prepared on a basis not materially inconsistent with the financial statements included in the Company’s Form 10-Qs filed prior to the date hereof); (v) provide direct contact between (x) senior management and advisors, including auditors, of the Company and (y) the proposed lenders, underwriters, initial purchasers or placement agents, as applicable, and/or Parent’s or any of its Affiliate’s auditors in connection with, the financing; (vi) assist reasonably with the preparation of offering materials, marketing materials and presentations (including, without limitation, a confidential offering memorandum); (vii) obtain the cooperation and assistance of counsel and accountants to the Company and its Subsidiaries in providing customary legal opinions, comfort letters and other services; (viii) provide customary certificates and other documents and instruments relating to such financing and facilitate (including, without limitation, by taking all corporate, limited liability company, partnership or other similar actions necessary to authorize) the execution and delivery of definitive pledge, security and guarantee documents and other definitive documents (which documents shall only be required to become effective as of the Closing Date) and the provision of guarantees and security and the performance of the other obligations contemplated in connection with the financing; (ix) permit the reasonable use by Parent and its Affiliates of the Company’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, of financing (subject to advance review of and consultation with respect to such use); (x) participate in meetings (including, without limitation, meetings with lenders), road shows, due diligence sessions, drafting sessions and sessions with ratings agencies (including the participation in such meetings of the Company’s senior management); (xi) use reasonable best efforts to assist in procuring any necessary rating agency ratings or approvals; (xii) at the Parent’s request, use commercially reasonable efforts to ensure that any syndication efforts with respect to such financing benefit materially from the Company’s and its Subsidiaries’ existing lending relationships; and (xiii) deliver to Parent, at least five (5) business days prior to the Closing Date, all documentation and other information relating to the Company and its Subsidiaries required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act, in each case to the extent requested by the Parent from the Company in writing at least ten (10) business days prior to the Closing Date; provided that no obligations of the Company or any of its Subsidiaries under any certificate, document or instrument delivered by the Company or any of its Subsidiaries pursuant to this Section 4.15(a) (other than authorization or representation letters) shall be effective until the Effective Time. All non-public or otherwise confidential information regarding the Company and its Subsidiaries shall be kept confidential in accordance with the Confidentiality Agreement; provided, however, that the Parent and its Subsidiaries and their representatives shall be permitted to disclose information as necessary and consistent with customary practices in connection with any debt or equity financing in connection with the transactions described herein subject to customary confidentiality arrangements.

(b) The Company shall and shall cause its Subsidiaries to (i) deliver all notices and take all other actions required to facilitate the termination of commitments under the Indebtedness of the Company and its Subsidiaries specified in Section 4.15(b) of the Company Disclosure Letter (the “Subject Indebtedness”), the repayment in full (or in the case of letters of credit, replacement or cash collateralization) of all obligations then outstanding thereunder and the release of all encumbrances in connection therewith on the Closing Date and (ii) deliver to the Parent not later than two (2) business days prior to the Effective Time customary payoff letter(s) in respect of the Subject Indebtedness in form and substance reasonably satisfactory to the Parent from all financial institutions and other persons (or the agents or trustees authorized to act on behalf thereof) parties to the Subject Indebtedness, which payoff letters shall (x) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other similar obligations related to such Indebtedness as of the Closing Date (the “Payoff Amount”) and (y) state that all obligations of the Company and its Subsidiaries in respect of such Indebtedness and all encumbrances on the assets of the Company and each of its Subsidiaries granted in connection therewith shall be, upon the payment of the Payoff Amount (which funds Parent shall have provided, or caused to be provided, to the Company) on the Closing Date, released.

(c) Notwithstanding anything in this Section 4.15 to the contrary, in fulfilling its obligations pursuant to Sections 4.15(a) and (b), (i) none of the Company, its Subsidiaries or its Representatives shall be required to (A) pay any commitment or other fee, (B) provide any security or incur any other liability in connection with any debt and/or equity financing prior to the Effective Time or (C) require the Company to obtain any third-party audit other than as obtained in the ordinary course of the Company’s business or as required under Section 4.15(a),

(ii) any requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, and (iii) Parent shall, promptly upon request by the Company, reimburse the Company or cause the Company to be reimbursed for all reasonable and documented out-of-pocket costs and expenses incurred by the Company or any of the Company Subsidiaries in connection with such cooperation. Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all losses or damages actually suffered or incurred by them directly in connection with the arrangement of any such financing (other than to the extent related to information provided by the Company, its Subsidiaries or their respective Representatives).

(d) Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that Closing is not conditioned upon Parent obtaining any financing. Parent shall use its reasonable best efforts to obtain the Financing (or in the event any portion or all of the Financing becomes unavailable or otherwise undesirable, alternative debt or equity financing (in an amount sufficient, together with the remaining Financing, if any, and any other sources available to Parent and Company, to fund the payment of the cash consideration under the Agreement (including the Per Share Cash Consideration payable hereunder) and the repayment of the Subject Indebtedness) from the same or other sources) as and to the extent (but only to the extent) required to consummate the transactions contemplated by this Agreement and to pay the related fees and expenses on the Closing Date. Parent shall keep the Company reasonably informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing (or replacement thereof). Without limiting the generality of the foregoing, Parent shall give the Company prompt notice (i) upon becoming aware of any material breach or default by any party to the Financing Commitment or definitive agreements related to the Financing, (ii) of the receipt of (A) any notice or (B) other communication, in each case from any Person with respect to any material breach of any Person of its obligations under the Financing Commitment or default, termination or repudiation by any party to the Financing Commitment or definitive agreements related to the Financing or any provisions of the Financing Commitment or definitive agreements related to the Financing.

(e) Parent acknowledges and agrees that in the event that the lenders’ commitments under the Financing Commitment as in effect on the date hereof are automatically reduced by an amount equal to the Net Cash Proceeds (as defined in the Financing Commitment in effect as of the date hereof) of indebtedness for borrowed money or issuances of equity securities by the Parent or any of its Subsidiaries pursuant to the first full paragraph under Section 1 of the Financing Commitment as in effect as of the date hereof, then Parent shall (subject to the requirements of Section 2.6 of the Revolving Loan Credit Agreement, dated as of October 18, 2013, by and among the Parent, certain Subsidiaries thereof, Morgan Stanley Senior Funding, Inc., as administrative agent, and the other parties thereto) deposit such Net Cash Proceeds in a segregated account of Parent or one of its Subsidiaries to be used to consummate the transactions contemplated by this Agreement (or for any other purposes following the termination of this Agreement in accordance with its terms).

(f) If the Parent (or any of its Subsidiaries) (a) requires at the Closing the proceeds of the Financing pursuant to the Financing Commitment in order to finance any portion of the Transactions and (b) is unable to deliver a third-party solvency opinion to the Agent (as defined in the Financing Commitment) in order to satisfy a condition, if any, to the consummation of such Financing, then Parent shall ensure that the amount of the Dividend (as defined in the Financing Commitment), and the use of the proceeds thereof, shall be such that delivery of such a solvency opinion is not a condition to the consummation of the Financing. If Parent (a) reasonably expects to require at the Closing the proceeds of the Financing pursuant to the Financing Commitment to finance any portion of the Transactions, then Parent shall cause 3PD, Inc. and its Subsidiaries not to make or agree to make any material acquisition of a business or line of business from another person or entity (other than from the Parent or any of its Subsidiaries) or acquire another person or entity (other than from the Parent or any of its Subsidiaries), or make a non-ordinary course material disposition of assets (other than to the Investor or any of its Subsidiaries) without the prior written consent of the Arranger (as defined in the Financing Commitment), in each case, to the extent that the taking of any such action would be reasonably likely to result in a failure to satisfy the conditions to the consummation of such Financing or (b) requires at Closing the proceeds of the Financing pursuant to the Financing Commitment to finance any portion of the Transactions, Parent shall cause the conditions specified in Paragraph 10(b) and (c) of Exhibit C to the Financing Commitment to be satisfied or waived on or prior to the Closing Date.

4.16 Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any Action against the Company and/or its directors or officers relating to the Transactions and consult with Parent in connection with material strategic decisions relating to the defense or settlement of any such Action. Without limitation to Section 4.1, the Company agrees that it shall not settle or offer to settle any Action against the Company and/or any of its directors or officers relating to the Transactions, without the prior written consent of Parent, which shall not be unreasonably withheld.

4.17 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

4.18 Section 16 Matters. Assuming that the Company delivers to Parent, in a timely fashion prior to the Effective Time, all requisite information necessary for Parent to take the actions contemplated by this Section 4.18, the Company and Parent each shall take all such steps as may be necessary or appropriate to ensure that any dispositions of Shares (including derivative securities related to such stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time are exempt under Rule 16b-3 promulgated under the Exchange Act.

4.19 Additional Matters. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, Parent and Merger Sub shall, and shall cause the Surviving Corporation to, take all such necessary action.

ARTICLE V

Conditions

5.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly approved by the holders of Shares constituting the Company Requisite Vote in accordance with applicable Laws and the Charter and Bylaws.

(b) Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

(c) Order. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that shall be in effect that restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Order”).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC that have not been withdrawn.

(e) Listing. The shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.

5.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 3.1(b)(i) (Capital Structure) shall be true and correct in all respects (except for any de minimis inaccuracy) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representation and warranty of the Company set forth in Section 3.1(f)(ii) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time; (iii) each of the representations and warranties of the Company set forth in Section 3.1(a) (Organization, Good Standing and Qualification), Section 3.1(b) (Capital Structure) (other than Section 3.1(b)(i) thereof) and Section 3.1(c) (Corporate Authority; Approval and Fairness) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (without regard to any materiality or Company Material Adverse Change qualifications contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 5.2(a)(iv) shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Change; and (v) Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such officer has read this Section 5.2(a) and the conditions set forth in this Section 5.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) No Material Adverse Change. Since the date of this Agreement, there shall not have occurred any Change that has had or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Change, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

5.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 3.2(b)(i) (Capital Structure) shall be true and correct in all respects (except for any de minimis inaccuracy) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representation and warranty of Parent and Merger Sub set forth in Section 3.2(d)(ii) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time; (iii) each of the representations and warranties of Parent and Merger Sub set forth in Section 3.2(a) (Organization, Good Standing and Qualification), Section 3.2(b) (Capital Structure) (other than Section 3.2(b)(i) thereof), Section 3.2(c) (Corporate Authority) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) each of the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects

(without regard to any materiality or qualifications contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 5.3(a)(iv) shall be deemed to have been satisfied even if any representations and warranties of Parent and Merger Sub are not so true and correct unless the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a Parent Material Adverse Change; and (v) the Company shall have received at the Closing a certificate signed on behalf of Parent by an executive officer of Parent to the effect that such officer has read this Section 5.3(a) and the conditions set forth in this Section 5.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub to such effect.

(c) No Material Adverse Change. Since the date of this Agreement, there shall not have occurred any Change that has had or would be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Change, and the Company shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

ARTICLE VI

Termination

6.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of this Agreement by the shareholders of the Company referred to in Section 5.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors.

6.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if:

(a) the Merger shall not have been consummated on or before the date that is six (6) months from the date hereof (the “Outside Date”), whether such date is before or after the date of approval of this Agreement by the shareholders of the Company referred to in Section 5.1(a); provided that if, on the Outside Date, one or more of the conditions to the Closing set forth in Sections 5.1(b) or 5.1(c) (each to the extent relating to antitrust or competition Laws), or 5.1(d) or 5.1(e) shall not have been fulfilled but all other conditions to Closing shall have been satisfied (other than any condition that by its nature cannot be satisfied until the Closing but that is expected to be satisfied at the Closing and other than with respect to the condition set forth in

Section 5.1(a), which shall not be satisfied in the event of a failure to satisfy the condition set forth in Section 5.1(d)), then the Outside Date shall, without any action on the part of the parties hereto, be extended to the date that is nine (9) months from the date hereof; provided, that the right to terminate this Agreement pursuant to this Section 6.2(a) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated by such date.

(b) a permanent injunction or other Order which is final and non-appealable shall have been issued preventing or prohibiting consummation of the Merger (whether before or after the approval of this Agreement by the shareholders of the Company referred to in Section 5.1(a)); provided, that the right to terminate this Agreement pursuant to this Section 6.2(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, such action or event; or

(c) the Company Special Meeting (including any adjournments and postponements thereof in accordance with Section 4.4) shall have concluded without the Company Requisite Vote having been obtained by reason of the failure to obtain the required vote of the holders of Shares.

6.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by action of the Company Board if:

(a) at any time prior to the time the Company Requisite Vote is obtained, (i) the Company Board authorizes the Company, subject to complying with the terms of this Agreement, to enter into a definitive agreement with respect to a Superior Proposal; (ii) immediately prior to or concurrently with the termination of this Agreement the Company enters into a definitive agreement with respect to a Superior Proposal; and (iii) the Company immediately prior to or concurrently with such termination pays to Parent in immediately available funds the Termination Fee; or

(b) there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that (i) a condition set forth in Section 5.3(a) or 5.3(b) would not be satisfied and (ii) such breach or failure to be true is not curable by the Outside Date or, if capable of being cured by the Outside Date, shall not have been cured prior to the earlier of (x) thirty (30) days after written notice thereof is given by the Company to Parent or (y) the Outside Date (provided that the Company is not then in breach of any representation, warranty, covenant or agreement such that a condition set forth in Section 5.2(a) or 5.2(b) would not be satisfied); or

6.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent if:

(a) the Company Board shall have made a Company Adverse Recommendation Change or Intervening Event Recommendation Change; or

(b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that (i) a condition set forth in Section 5.2(a) or 5.2(b) would not be satisfied and (ii) such breach or failure to be true is not curable by the Outside Date or, if capable of being cured by the Outside Date, shall not have been cured prior to the earlier of (x) thirty (30) days after written notice thereof is given by Parent to the Company or (y) the Outside Date (provided that Parent or Merger Sub is not then in breach of any representation, warranty, covenant or agreement such that a condition set forth in Section 5.3(a) or 5.3(b) would not be satisfied).

6.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to Section 6.1, Section 6.2, Section 6.3 or Section 6.4, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto, which the parties acknowledge and agree shall include any damages incurred by the Company’s shareholders, resulting from any willful and material breach of this Agreement and (ii) the provisions set forth in Section 4.10 (Expenses), this Section 6.5, Article VII and the Confidentiality Agreement shall survive the termination of this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken or inaction by the breaching party with the knowledge that the taking of such act or inaction would, or would reasonably be expected to, constitute or cause a breach of this Agreement (it being agreed by the parties hereto that the following actions, if they occur, shall fall within the definition of a “willful and material breach”: failure of Parent or Merger Sub to close pursuant to Section 1.2 hereof when all conditions set forth in Section 5.1 and Section 5.2 have been satisfied (other than (A) conditions which by their nature cannot be satisfied until the Closing, but are expected to be satisfied at the Closing and (B) conditions that are not satisfied primarily as a result a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement) and the Company stood ready, willing and able to consummate the Transactions). Nothing shall impair the rights of the Company to obtain the relief set forth in Section 7.6 prior to any termination of this Agreement.

(b) If this Agreement is terminated (i) by the Company pursuant to the provisions of Section 6.3(a), (ii) by Parent pursuant to the provisions of Section 6.4(a), (iii) by either Parent or the Company pursuant to the provisions of Section 6.2(a) and, at the time of such termination, (A) the Company Requisite Vote shall not have been obtained and (B) Parent would have been permitted to terminate this Agreement pursuant to Section 6.4(a), or (iv) by either Parent or the Company pursuant to the provisions of Section 6.2(a) or Section 6.2(c) and, in the case of this clause (iv), (x) in respect of a termination by the Company pursuant to the provisions of Section 6.2(a), Parent would have been entitled to terminate this Agreement pursuant to Section 6.2(a) or Section 6.2(c) at the time of such termination, (y) prior to such termination an Acquisition Proposal shall have been publicly announced or shall have become publicly known (or, in the case of a termination pursuant to the provisions of Section 6.2(a), otherwise made known to the Company Board) and (z) at any time on or prior to the twelve (12) month anniversary of such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Acquisition Proposal or the transactions contemplated by any Acquisition Proposal are consummated (provided that solely for purposes of this clause, “50%” shall be substituted for “15%” in the definition of “Acquisition Proposal”) then, in each of cases (i), (ii), (iii) and (iv), the Company shall pay Parent the Termination Fee (less, in the case of a termination pursuant to the provisions of Section 6.2(c) under this clause (iv), any amount previously paid by the Company to Parent pursuant to Section 6.5(d)), by wire transfer (to an account designated by Parent) in immediately available funds (1) in the case of clause (i) of this Section 6.5(b), prior to or concurrently with such termination, (2) in the case of clause (ii) of this Section 6.5(b), within two (2) business days after such termination, (3) in the case of clause (iii) of this Section 6.5(b), prior to or concurrently with such termination, and (3) in the case of clause (iv) of this Section 6.5(b), upon the earlier of entering into such definitive agreement with respect to an Acquisition Proposal or the consummation of the transactions contemplated by an Acquisition Proposal. “Termination Fee” shall mean a cash amount equal to $12,400,000. Each of the parties hereto acknowledges that the Termination Fee is not a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Termination Fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to the Termination Fee on more than one occasion, in no event shall Parent be entitled to receive both the full amount of the Termination Fee and the cash payments pursuant to Sections 6.5(c) and (d), and in no event shall Parent be entitled to both the cash payments pursuant to Sections 6.5(c) and (d).

(c) If this Agreement is terminated by Parent pursuant to Section 6.4(b), then the Company shall pay to Parent a cash amount equal to $5,000,000 in respect of the fees and expenses incurred by Parent or its Affiliates in connection with this Agreement and the transactions contemplated herein, including in respect of (A) all fees and expenses of accountants, counsel, investment banking firms or financial advisors (and their respective counsel and representatives), experts and consultants to Parent or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby and (B) all fees and expenses payable to banks, investment banking firms and other financial institutions (and their respective counsel and representatives) in connection with arranging or providing financing for the Per Share Cash Consideration or any of the other Transactions, and costs and expenses otherwise allocated to Parent pursuant to Section 4.10.

(d) If this Agreement is terminated by either Parent pursuant to Section 6.2(c) or the Company pursuant to Section 6.2(c), then the Company shall pay to Parent a cash amount equal to $3,000,000 in respect of the fees and expenses incurred by Parent or its Affiliates in connection with this Agreement and the transactions contemplated herein, including in respect of (A) all fees and expenses of accountants, counsel, investment banking firms or financial advisors (and their respective counsel and representatives), experts and consultants to Parent or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby and (B) all fees and expenses payable to banks, investment banking firms and other financial institutions (and their respective counsel and representatives) in connection with arranging or providing financing for the Per Share Cash Consideration or any of the other Transactions, and costs and expenses otherwise allocated to Parent pursuant to Section 4.10.

(e) If this Agreement is terminated by the Company pursuant to Section 6.3(b), then Parent shall pay to the Company a cash amount equal to $5,000,000 in respect of the fees and expenses incurred by the Company or its Affiliates in connection with this Agreement and the transactions contemplated herein, including in respect of all fees and expenses of accountants, counsel, investment banking firms or financial advisors (and their respective counsel and representatives), experts and consultants to Parent or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby, and costs and expenses otherwise allocated to the Company pursuant to Section 4.10.

(f) Each of the Company and Parent acknowledges that the agreements contained in Section 6.5(b)–(e) are an integral part of the Transactions, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company or Parent fails to pay in a timely manner any amount due pursuant to Section 6.5(b)–(e), then (i) the Company or Parent, as applicable, shall reimburse the other for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount and (ii) the Company or Parent, as applicable, shall pay to the other interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

ARTICLE VII

Miscellaneous

7.1 Survival. This Article VII and the agreements of the Company, Parent and Merger Sub contained in Article II and Sections 4.9 (Employee Benefits), 4.10 (Expenses), 4.11 (Indemnification; Directors’ and Officers’ Insurance) and 4.19 (Additional Matters) shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

7.2 Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

7.3 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws. Any such waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

7.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature.

7.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL. (a) EXCEPT FOR THE FIDUCIARY DUTIES OF THE COMPANY BOARD, THE VALIDITY OF ANY CORPORATE ACTION ON THE PART OF THE COMPANY AND ANY OTHER MATTERS RELATING TO THE INTERNAL AFFAIRS OF THE COMPANY, WHICH SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF TENNESSEE WITHOUT REGARD TO THE CONFLICTS OF LAWS RULES THEREOF, THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAWS RULES THEREOF. Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the Transactions, on behalf of itself or its property, in accordance with Section 7.7 or in such other manner as may be permitted by Law, of copies of such process to such party, and nothing in this Section 7.5 shall affect the right of any party to serve legal process in any other manner permitted by Law, (ii) irrevocably and unconditionally consents and submits itself and its property in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if unavailable, the federal court in the State of Delaware, in connection with any dispute arising out of, in connection with or relating to this Agreement or the Transactions, or for recognition and enforcement of any judgment in respect thereof, (iii) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (iv) agrees that any actions or proceedings arising out of, in connection with or relating to this Agreement or the Transactions shall be brought, tried and determined only in the Delaware Court of Chancery or, if (and only if) such court lacks subject matter jurisdiction, any federal court in the State of Delaware, (v) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient forum and agrees not to plead or claim the same and (vi) agrees that it shall not bring any action arising out of, in connection with or relating to this Agreement or the Transactions in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final, non-appealable judgment in any action or proceeding in such court as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY

LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5(b).

(c) NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EACH OF THE PARTIES HERETO EXPRESSLY AGREE (I) THAT IT WILL NOT BRING OR SUPPORT ANY ACTION, WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE ENTITIES THAT HAVE COMMITTED TO PROVIDE OR ARRANGE OR OTHERWISE ENTERED INTO AGREEMENTS IN CONNECTION WITH ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY AND THE PARTIES TO ANY JOINDER AGREEMENTS, INDENTURES OR CREDIT AGREEMENTS ENTERED PURSUANT THERETO OR RELATING THERETO, TOGETHER WITH THEIR RESPECTIVE AFFILIATES INVOLVED IN ANY SUCH FINANCING, AND THEIR AND THEIR AFFILIATES’ RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND REPRESENTATIVES INVOLVED IN ANY SUCH FINANCING AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS (COLLECTIVELY, THE “FINANCING SOURCES”) ARISING OUT OF, OR RELATING TO, THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY FORUM OTHER THAN ANY STATE OR FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREOF (II) TO WAIVE AND HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN RESPECT OF ANY SUCH ACTION AND (III) THAT ANY SUCH ACTION SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW RULES OF SUCH STATE THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER STATE. NONE OF THE FINANCING SOURCES WILL HAVE ANY LIABILITY TO THE COMPANY OR ANY OF ITS AFFILIATES RELATING TO OR ARISING OUT OF THIS AGREEMENT OR ANY RELATED FINANCING, WHETHER AT LAW, OR EQUITY, IN CONTRACT, IN TORT OR OTHERWISE, AND NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES WILL HAVE ANY RIGHTS OR CLAIMS AGAINST ANY OF THE FINANCING SOURCES HEREUNDER OR THEREUNDER; PROVIDED THAT PARENT AND ITS AFFILIATES SHALL RETAIN ALL RIGHTS AND REMEDIES THAT THEY MAY HAVE AGAINST THE FINANCING SOURCES. IN NO EVENT SHALL THE COMPANY BE ENTITLED TO SEEK THE REMEDY OF SPECIFIC PERFORMANCE OF THIS AGREEMENT AGAINST THE FINANCING SOURCES.

7.6 Specific Performance. The parties acknowledge and agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or in the event of any actual or threatened breach of this Agreement, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that, except where this Agreement is validly terminated in accordance with Article VI, the parties (on behalf of themselves and the third-party beneficiaries of this Agreement provided in Section 7.9) shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof and any other agreement or instrument executed in connection herewith. The parties hereby further acknowledge and agree that such relief shall include (x) the right of the Company to cause Parent and Merger Sub to consummate the Transactions, in each case, if each of the conditions set forth in Section 5.1 and Section 5.2 have been satisfied or waived (other than conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) and (y) the right of Parent and Merger Sub to cause the Company to consummate the Transactions if each of the conditions set forth in Section 5.1 and Section 5.3 have been satisfied or waived (other than conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing). The parties further agree that (a) by seeking the remedies provided for in this Section 7.6, a party shall not in any respect waive its right to seek any other form of relief, at law or in equity, that may be available to a party under this Agreement, including monetary damages in the event that this Agreement is terminated or in the event that the remedies provided for in this Section 7.6 are not available or otherwise are not granted and (b) nothing contained in this Section 7.6 shall require any party to institute any action or proceeding for (or limit any party’s right to institute any action or proceeding for) specific performance under this Section 7.6 before exercising any termination right under Article VI (and pursuing damages after such termination), nor shall the commencement of any action or proceeding pursuant to this Section 7.6 or anything contained in this Section 7.6 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VI or pursue any other remedies under this Agreement that may be available then or thereafter. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and/or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Each of the parties hereby acknowledges and agrees (i) that it hereby irrevocably waives any requirement for the security or posting of any bond in connection with such relief and (ii) that the prevailing party in any such action or proceeding shall be entitled to reimbursement of all costs and expenses associated with seeking such relief, including all attorneys’ fees.

7.7 Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

If to Parent or Merger Sub:

XPO Logistics, Inc.

Five Greenwich Office Park

Greenwich, CT 06831

Attention: General Counsel

fax: (203) 629-7073

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:   Adam O. Emmerich, Esq.

David K. Lam, Esq.

email: AOEmmerich@wlrk.com

DKLam@wlrk.com

fax:       (212) 403-2000

If to the Company:

Pacer International, Inc.

11231 Phillips Industrial Blvd.

Building 1, Suite 200

Jacksonville, FL 32256

Attention: General Counsel

fax: (614) 356-1364

with a copy to:

Winston & Strawn LLP

200 Park Avenue

New York, NY 10166

Attention:   Dominick DeChiara

Justin M. Levy

email: ddechiara@winston.com

   jlevy@winston.com

fax: (212) 294-4700

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile or email (provided that if given by facsimile or email such notice, request, instruction or other document shall be followed up within one (1) business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

7.8 Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

7.9 No Third Party Beneficiaries. Except (a) as provided in Section 4.11 (Indemnification; Directors’ and Officers’ Insurance), (b) following the Effective Time, for the provisions of Article II, (c) for the right of the Company, on behalf of its shareholders, to pursue damages in the event of Parent’s and/or Merger Sub’s breach of this Agreement, which right is hereby expressly acknowledged and agreed by Parent and Merger Sub and (d) for the Non-Recourse Parties as provided in Section 6.5(c) (Effect of Termination and Abandonment), Parent and the Company hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. Notwithstanding anything to the contrary set forth in this Section 7.9, the Financing Sources are hereby made third party beneficiaries of Section 7.5(c). The third-party beneficiary rights referenced in clause (c) of the preceding sentence may be exercised only by the Company (on behalf of its shareholders as their agent) through actions expressly approved by the Company Board, and no shareholder of the Company whether purporting to act in its capacity as a shareholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.

7.10 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

7.11 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such similar Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent and Merger Sub when due.

7.12 Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

7.13 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares any provision of this Agreement, or the application thereof to any Person or any circumstance, invalid or unenforceable, (a) the parties will negotiate in good faith in order to substitute a suitable and equitable provision therefor in order to carry out as closely as possible, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

7.14 Interpretation; Construction. (a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning as the word “shall”. The term “or” is not exclusive.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party hereto has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

7.15 Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly owned direct or indirect subsidiary in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties (other than the representations and warranties with respect to the number of shares and par value of Merger Sub common stock set forth in Section 3.2(h) (Capitalization of Merger Sub), for which Parent may provide updated information as of such date) made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation, provided that any such designation shall not impede or delay the consummation of the Transactions or otherwise materially impede the rights of the shareholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

PACER INTERNATIONAL, INC.

By	/s/ Daniel W. Avramovich
	Name:	Daniel W. Avramovich
	Title:	Chairman, Chief Executive Officer and President

XPO LOGISTICS, INC.

By	/s/ Gordon E. Devens
	Name:	Gordon E. Devens
	Title:	Senior Vice President and General Counsel

ACQUISITION SUB, INC.

By	/s/ Gordon E. Devens
	Name:	Gordon E. Devens
	Title:	Secretary

ANNEX A

DEFINED TERMS

Terms	Page

2002 Plan	12
2006 Plan	12
2012 Plan	12
Acceptable Confidentiality Agreement	42
Acquisition Proposal	45
Action	17
Affiliate	12
Agreement	1
Anti-Bribery Laws	20
Applicable Date	15
Bankruptcy and Equity Exception	14
Benefit Plans	18
Book-Entry Shares	3
business day	2
Bylaws	3
Certificate	3
Change	10
Charter	2
Closing	1
Closing Date	2
Code	18
Company	1
Company Adverse Recommendation Change	43
Company Approvals	14
Company Board	1
Company Disclosure Letter	10
Company Employees	18
Company Financial Statements	15
Company Material Adverse Change	10
Company Material Contracts	27
Company Option	7
Company Recommendation	14
Company Reports	15
Company Requisite Vote	13
Company Special Meeting	47
Company Transfers	39
Confidentiality Agreement	42
Continuing Employees	50
Contract	15
Controlled Group Liability	19
D&O Insurance	52

A-1

EDGAR	15
Effective Time	2
Environmental Law	21
ERISA	18
ERISA Affiliate	18
ERISA Plan	18
Exchange Act	10
Exchange Agent	5
Exchange Fund	5
Exchange Ratio	4
Excluded Share	3
Excluded Shares	3
Financing	32
Financing Commitment	32
Financing Parties	33
Form S-4	14
GAAP	11
Government Antitrust Entity	48
Governmental Entity	7
Hazardous Substance	21
HSR Act	14
Indebtedness	38
Indemnified Parties	51
Indemnified Party	51
Intellectual Property	25
Intervening Event	45
Intervening Event Recommendation Change	44
IRS	17
Knowledge	17
Laws	20
Licenses	20
Lien	13
Major Customers	27
Marketing Period	2
Material Intellectual Property	24
Merger	1
Merger Sub	1
Multiemployer Plans	18
NASDAQ	14
Order	58
Outside Date	60
Parent	1
Parent Approvals	31
Parent Benefit Plans	50
Parent Common Stock	3
Parent Disclosure Letter	28

2

Parent Financial Statements	34
Parent Material Adverse Change	28
Parent Preferred Stock	29
Parent Reports	34
Parent Stock Price	4
Payoff Amount	55
Pension Plan	18
Per Share Cash Consideration	3
Per Share Merger Consideration	3
Per Share Stock Consideration	3
Performance Stock Unit	8
Permitted Tax Liens	13
Person	6
Referent	33
Representatives	27
Restricted Share	7
Restricted Stock Unit	7
Rights	13
SEC	14
Securities Act	14
Share	3
Significant Subsidiary	10
Solvent	33
SOX	15
Stock Plans	12
Subject Indebtedness	55
Subsidiary	10
Superior Proposal	45
Surviving Corporation	1
Takeover Statute	20
Tax	23
Tax Authority	23
Tax Return	23
Taxes	23
TBCA	1
Tennessee Articles of Merger	2
Termination Fee	63
Trading Day	4
Transactions	11
VWAP	4
willful and material breach	62

3